Orbis
Grupa Hotelowa

Warsaw, 2008-11-14

08006059

SEC Mail Processing Section

NOV 25 2008

Washington, DC
111

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the condensed stand-alone and condensed consolidated interim financial statements no 3/2008 for the 3rd quarter of 2008.

Best regards

Marcin Szewczykowski
Member of the Management Board

PROCESSED
DEC 03 2008 MF
THOMSON REUTERS

ORBIS GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at September 30, 2008 and for 9 months ended on September 30, 2008

CONSOLIDATED BALANCE SHEET

as at September 30, 2008, June 30, 2008, December 31, 2007 and September 30, 2007

Assets	balance as at September 30, 2008	balance as at June 30, 2008	balance as at December 31, 2007	balance as at September 30, 2007
Non-current assets	**2 205 381**	**2 173 202**	**2 109 658**	**2 044 878**
Property, plant and equipment	2 041 860	2 009 483	1 946 060	1 877 383
Intangible assets, of which:	110 947	110 707	110 640	109 785
- goodwill	108 328	108 328	108 328	107 708
Investment in an associated company consolidated using the equity method of accounting	8 138	8 346	8 067	10 261
Available-for-sale financial assets	1 935	1 970	547	631
Other financial assets	2 148	2 104	3 640	4 366
Investment property	38 981	39 233	39 736	41 224
Other long-term investments	552	552	552	552
Deferred income tax assets	820	807	416	676
Current assets	**284 188**	**280 512**	**246 897**	**263 290**
Inventories	10 711	11 801	9 403	8 952
Trade receivables	113 625	102 199	60 625	92 160
Income tax receivables	661	52	692	28
Other short-term receivables	86 778	95 074	62 839	54 409
Financial assets at fair value through profit or loss	0	0	6 986	15 183
Cash and cash equivalents	72 413	71 386	106 352	92 558
Non-current assets held for sale	**13 368**	**14 557**	**10 745**	**17 177**
Total assets	**2 502 937**	**2 468 271**	**2 367 300**	**2 325 345**

CONSOLIDATED BALANCE SHEET, continued

as at September 30, 2008, June 30, 2008, December 31, 2007 and September 30, 2007

Equity and Liabilities	balance as at September 30, 2008	balance as at June 30, 2008	balance as at December 31, 2007	balance as at September 30, 2007
Total equity	**1 823 347**	**1 801 972**	**1 800 327**	**1 706 790**
Capital and reserves attributable to equity holders of the Company	**1 821 496**	**1 800 409**	**1 798 484**	**1 705 223**
Share capital	517 754	517 754	517 754	517 754
Other capital	133 333	133 333	133 333	133 333
Foreign currency translation reserve	(1 203)	(1 145)	(848)	(697)
Retained earnings	1 171 612	1 150 467	1 148 245	1 054 833
Minority holdings	**1 851**	**1 563**	**1 843**	**1 567**
Non-current liabilities	**371 089**	**330 171**	**297 857**	**337 202**
Borrowings	283 967	233 923	188 904	230 542
Deferred income tax liability	48 452	56 460	66 827	62 057
Other non current liabilities	3 021	4 171	5 994	7 314
Provision for pension and similar benefits	35 628	35 596	36 111	37 238
Provisions for liabilities	21	21	21	51
Current liabilities	**308 501**	**336 128**	**269 116**	**281 353**
Borrowings	97 040	93 697	87 315	95 970
Trade payables	86 060	80 752	93 002	71 979
Current income tax liabilities	6 840	4 976	7 981	5 732
Other current liabilities	109 519	147 541	71 284	100 028
Provision for pension and similar benefits	6 633	6 420	6 906	5 886
Provisions for liabilities	2 409	2 742	2 628	1 758
Total equity and liabilities	**2 502 937**	**2 468 271**	**2 367 300**	**2 325 345**

CONSOLIDATED INCOME STATEMENT

for 9 months and for 3 months ended on September 30, 2008 with comparable figures for the year 2007

	3 months ended on September 30, 2008	9 months ended on September 30, 2008	3 months ended on September 30, 2007	9 months ended on September 30, 2007
Net sales of services	355 989	906 106	358 094	891 601
Net sales of products, merchandise and raw materials	1 208	3 291	2 133	4 987
Cost of services, products, merchandise and raw materials sold	(264 153)	(674 580)	(252 862)	(642 985)
Gross profit on sales	**93 044**	**234 817**	**107 365**	**253 603**
Other operating income	3 803	9 275	3 721	15 647
Distribution & marketing expenses	(20 363)	(47 559)	(17 947)	(45 817)
Overheads & administrative expenses	(39 681)	(118 689)	(39 239)	(123 585)
Other operating expenses	(3 229)	(9 370)	(2 720)	(10 479)
Operating profit	**33 574**	**68 474**	**51 180**	**89 369**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	(319)	(319)	0	0
Financial income	0	0	107	137
Financial expenses	(6 109)	(15 502)	(4 345)	(12 207)
Share in net profits of subsidiaries, affiliates and associated companies	(208)	71	595	2 272
Profit before tax	**26 938**	**52 724**	**47 537**	**79 571**
Income tax expense	(5 505)	(10 918)	(12 002)	(18 765)
Net profit for the period	**21 433**	**41 806**	**35 535**	**60 806**
Ascribed to:				
Shareholders of the controlling company	21 145	41 798	35 298	60 956
Minority shareholders	288	8	237	(150)
	21 433	**41 806**	**35 535**	**60 806**
Profit per common share (in PLN)				
Profit per share attributable to the equity holders of the Company for the period	0,46	0,91	0,77	1,32

Total profit for the period relates to continued operations.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 9 months and for 3 months ended on September 30, 2008 with comparable figures for the year 2007

	Capital attributable to equity holders of the Company					
	Share capital	Other capital	Foreign currency translation reserve	Retained earnings	Minority interests	Total
Twelve months ended on December 31, 2007						
Balance as at January 1, 2007	517 754	133 333	(628)	1 009 544	1 717	1 661 720
- profit (loss) for the financial year	0	0	0	154 368	(249)	154 119
- translation differences on consolidation	0	0	(220)	0	0	(220)
- others	0	0	0	0	375	375
Total recognised income	0	0	(220)	154 368	126	154 274
dividends	0	0	0	(15 667)	0	(15 667)
Balance as at December 31, 2007	517 754	133 333	(848)	1 148 245	1 843	1 800 327
of which: nine months ended on September 30, 2007						
Balance as at January 1, 2007	517 754	133 333	(628)	1 009 544	1 717	1 661 720
- profit (loss) for the period	0	0	0	60 956	(150)	60 806
- translation differences on consolidation	0	0	(69)	0	0	(69)
Total recognised income	0	0	(69)	60 956	(150)	60 737
dividends	0	0	0	(15 667)	0	(15 667)
Balance as at September 30, 2007	517 754	133 333	(697)	1 054 833	1 567	1 706 790
Nine months ended on September 30, 2008						
Balance as at January 1, 2008	517 754	133 333	(848)	1 148 245	1 843	1 800 327
- profit (loss) for the period	0	0	0	41 798	8	41 806
- translation differences on consolidation	0	0	(355)	0	0	(355)
Total recognised income	0	0	(355)	41 798	8	41 451
dividends	0	0	0	(18 431)	0	(18 431)
Balance as at September 30, 2008	517 754	133 333	(1 203)	1 171 612	1 851	1 823 347
of which: three months ended on September 30, 2008						
Balance as at July 1, 2008	517 754	133 333	(1 145)	1 150 467	1 563	1 801 972
- profit (loss) for the period	0	0	0	21 145	288	21 433
- translation differences on consolidation	0	0	(58)	0	0	(58)
Total recognised income	0	0	(58)	21 145	288	21 375
dividends	0	0	0	0	0	0
Balance as at September 30, 2008	517 754	133 333	(1 203)	1 171 612	1 851	1 823 347

CONSOLIDATED CASH FLOW STATEMENT

for 9 months and for 3 months ended on September 30, 2008 with comparable figures for the year 2007

	3 months ended on September 30, 2008	9 months ended on September 30, 2008	3 months ended on September 30, 2007	9 months ended on September 30, 2007
OPERATING ACTIVITIES				
Profit before tax	**26 938**	**52 724**	**47 537**	**79 571**
Adjustments:	**35 929**	**108 799**	**33 375**	**112 978**
Share in net profit /loss of companies consolidated using the equity method of accounting	208	(71)	(595)	(2 272)
Depreciation and amortization	45 613	130 530	41 308	123 010
(Gain) loss on foreign exchange differences	404	129	(10)	(425)
Interests	5 728	15 038	4 131	12 002
Profit/loss on investing activity	1 265	563	145	986
Change in receivables	(11 097)	(90 967)	3 482	(51 740)
Change in current liabilities, excluding borrowings	(5 085)	57 930	(17 655)	36 065
Change in provisions	(88)	(975)	335	(951)
Change in inventories	1 090	(1 308)	2 587	236
Other adjustments	(2 109)	(2 070)	(353)	(3 933)
Cash from operating activities	**62 867**	**161 523**	**80 912**	**192 549**
Income tax paid	(11 473)	(30 085)	(12 942)	(23 315)
Net cash flow from operating activities	**51 394**	**131 438**	**67 970**	**169 234**
INVESTING ACTIVITIES				
Proceeds from sale of property, plant and equipment and intangible assets	3 300	13 206	5 256	11 480
Proceeds from sale of shares in related entities	131	131	0	0
Proceeds from sale of short-term securities	1 098	19 081	63 019	96 195
Interests received	2	19	68	103
Other investing income	0	0	40	49
Purchase of property, plant and equipment and intangible assets	(79 142)	(249 737)	(45 640)	(160 600)
Purchase of related entities	(1 410)	(2 652)	(410)	(1 229)
Purchase of short-term securities	(1 098)	(12 081)	(78 163)	(111 263)
Loans granted to related parties	(500)	(500)	0	0
Net cash flow from investing activities	**(77 619)**	**(232 533)**	**(55 830)**	**(165 265)**
FINANCING ACTIVITIES				
Proceeds from borrowings	53 578	123 591	124	8 425
Other financial income	0	0	0	2
Repayment of borrowings	(4 982)	(25 285)	(370)	(601)
Interest payment	(1 960)	(10 212)	(1 951)	(8 629)
Dividends paid to Shareholders	(18 431)	(18 431)	(15 667)	(15 667)
Financial lease payments	(650)	(2 056)	(676)	(1 981)
Other financial cash flow	(303)	(451)	(9)	(207)
Net cash flow from financing activities	**27 252**	**67 156**	**(18 549)**	**(18 658)**
Change in cash and cash equivalents	**1 027**	**(33 939)**	**(6 409)**	**(14 689)**
Cash and cash equivalents at the beginning of period	**71 386**	**106 352**	**98 967**	**107 247**
Cash and cash equivalents at the end of period	**72 413**	**72 413**	**92 558**	**92 558**
of which those with restricted availability	97	97	0	0

(all amounts are quoted in PLN thousand, unless otherwise stated)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE ORBIS GROUP AS AT SEPTEMBER 30, 2008 AND FOR 9 MONTHS ENDED SEPTEMBER 30, 2008

TABLE OF CONTENTS

1. BACKGROUND

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP
   - 2.1 Major events of the current quarter
   - 2.2 Factors significant for the development of the group
     - 2.2.1 External factors
     - 2.2.2 Internal factors
     - 2.2.3 Prospects for the forthcoming quarters
     - 2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

3. COMPANIES FORMING THE GROUP
   - 3.1 Companies forming the group and its affiliates as at September 30, 2008
   - 3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments
   - 3.3 Companies eliminated from consolidation

4. INCOME STATEMENT OF THE GROUP
   - 4.1 Income statement of the Orbis Group
   - 4.2 Operating results of the Orbis Hotel Group
   - 4.3 Operating results of the PBP Orbis Group
   - 4.4 Operating results of the Orbis Transport Group
   - 4.5 Seasonality or cyclicality of operations
   - 4.6 Segment revenue and segment result for individual business segments

5. BALANCE SHEET OF THE GROUP
   - 5.1 Non-current assets
   - 5.2 Current assets
   - 5.3 Non-current liabilities
   - 5.4 Current liabilities
   - 5.5 Borrowings
   - 5.6 Changes in estimates of amounts
   - 5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group

6. CASH FLOWS IN THE GROUP
   - 6.1 Operating activities
   - 6.2 Investing activities
   - 6.3 Financing activities

7. STATEMENT OF CHANGES IN GROUP'S EQUITY AND DIVIDENDS

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

10. RELATED PARTY TRANSACTIONS

11. CHANGES IN ACCOUNTING POLICIES

12. EVENTS AFTER THE BALANCE SHEET DATE

13. ISSUER'S SHAREHOLDERS

14. CHANGES IN THE HOLDING OF THE ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS SINCE THE LAST QUARTERLY REPORT

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 Street is registered in the District Court for the Capital City of Warsaw, XII Business Department, with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z.

Orbis S.A. is Poland's largest hotel company that employs nearly 3.2 thousand persons (average employment level in full-time jobs) and operates a network of 42 hotels (8,384 rooms) in 27 major cities, towns and resorts in Poland. Orbis S.A. manages two other hotels. Company hotels function under the following brands: Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels. Additionally, the Company owns 5 Etap-branded hotels (6 hotels as at the date of publication of this report) and 1 Mercure hotel, operated by its subsidiary Hekon Hotele Ekonomiczne S.A.

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport and games of chance sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A., Orbis Travel Sp. z o.o., Orbis Transport Sp. z o.o. and its associate Orbis Casino Sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

Major companies of the Orbis Group:

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network comprising: eight Ibis hotels, five Etaps, two Novotels and one Mercure hotel. Moreover, the company operates Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon. In aggregate, the company's hotels offer 2,289 rooms in 8 towns in Poland and 159 rooms in the hotel in Vilnius. Furthermore, the company manages the Ibis Orbis Stare Miasto in Warsaw under a management contract.

Polskie Biuro Podróży Orbis Sp. z o.o. running its activities under the business name of **Orbis Travel** is the largest Polish travel agent and a major organizer of outgoing, incoming and domestic traffic. In addition, the company specializes in business trips services and acts also as an agent in the sales of transport tickets.

Orbis Transport Sp. z o.o. is a major Polish carrier in the international coach connections segment and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

The complete list of companies is published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements are presented in point 3.2 of this report.

These condensed consolidated financial statements have been prepared as at **September 30, 2008 and for 9 months ended September 30, 2008.**

The presented financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS)) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) that have been approved by the European Union.

The principal accounting policies applied in the preparation of the consolidated financial statements are set out in point 2.1 of the notes to the interim consolidated financial statements for the first half of 2008. These policies have been consistently applied to all the years presented in the financial statements. Changes as compared to the figures presented previously are disclosed in point 11 of these financial statements.

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as a going concern in the foreseeable future. The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

- The EBITDA of the Orbis Group for 9 months of 2008 reached PLN 199 million. This result is very good, although lower than in the particularly successful preceding year, and allows to positively access the Group's potential.
- The Group ended the third quarter of 2008 with EBITDA for 9 months of 2008 equal to PLN 174 million, this figure being by 3.2% lower than a year ago because of the impact of the financial crisis on the global economy. However, the crisis did not affect the overall condition of the Hotel Group which continues its investments within the frame of the adopted development strategy and enjoys good financial and operating standing.
- On August 22, 2008 the Regional Court for the Capital City of Warsaw, XII Commercial Division of the National Court Register, registered amendments to Orbis S.A. Statutes adopted by the Annual General Meeting of Orbis S.A. Shareholders in June this year.

Jean-Philippe Savoye comments:

In the third quarter of 2008, the Orbis Group generated sales at a similar level as in the third quarter of 2007. Three quarters of the year compared cumulatively, a 1.4% growth in sales is reported against the corresponding period of past year. The EBITDA index for the Orbis Group reached PLN 199 million for 9 months of 2008. Although this result is below the last year's level and mirrors the impact of financial crisis on the global economy, it allows to assess the Group's potential in positive terms. The EBITDA index for the Orbis Hotel Group for 9 months of 2008, amounting to PLN 174 million, is by 3.2% lower, accordingly.

The crisis on international financial markets did not exert any substantial impact on the activities of the Orbis Hotel Group which continues to pursue its strategy of development of economy hotels. In October 2008, another Etap hotel – Wroclaw Południe – was rendered operational. Plans provide for the opening of a new Etap-branded hotel – Wroclaw Stadion - by the end of the year.

Performance of subsidiary companies significantly influences consolidated results of the Orbis Group. PBP Orbis Group reported a growth in sales by a few percent, both cumulatively for 9 months of 2008 and for the third quarter of 2008, as well as an over 67% rise in the EBITDA index for the third quarter and 129% increase in the EBITDA for 9 months cumulatively. Advantageous effects of the restructuring process in Orbis Travel observed in the third quarter of 2008 augur well for the Company's future. However, the ultimate outcome of the restructuring will only be assessed in a few months.

Worse results of Orbis Transport Group, brought about predominantly by a decline in demand for international coach transport services, are set off by positive performance of other companies, like UAB Hekon, Orbis Kontrakty or Hekon – Hotele Ekonomiczne S.A.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2.2 Factors significant for the development of the Group

2.2.1 External factors

MACROECONOMIC SITUATION

Economic growth. The level and rate of growth of the GDP is the basic factor determining demand in the tourist and hotel sector. According to preliminary projections, the growth in gross domestic product in the third quarter of 2008 will stand at approx. 5.0 %, against 5.8% growth last year (*Rzeczpospolita*, press article *Rates Will Not Go Up Any More* published on October 18-19, 2008).

Trade. Data published by the Central Statistical Office indicate that in the period January-August 2008 exports in current prices amounted to PLN 265.8 billion, while imports totaled PLN 318.6 billion. As compared to the corresponding period of 2007, exports rose by 5.6%, and imports by 8.0%. The negative balance stood at PLN 52.8 billion (in the same period of 2007 it was – PLN 43.4 billion). Among Poland's chief trade partners, the highest volume of trade was reported in exports to Russia, Ukraine, France and Sweden, while in imports from Russia, Republic of Korea, China and Czech Republic.

Labor market. Data published by the Central Statistical Office indicate that at the end of the third quarter of 2008 average employment in the enterprise sector went up by 5.2% as compared to the corresponding period of 2007 and totaled over 5.4 million persons. In turn, the average monthly salary in the enterprise sector stood at PLN 3,171.65 in September 2008 and was by 10.9% higher than in September 2007. In September 2008, the number of the unemployed and the unemployment rate were reported to have dropped both in annual and monthly terms. The unemployed registered in labor offices as at the end of September 2008 accounted for 8.9% of professionally active civil population (in August 2008 – 9.1%, in September 2007 – 11.6%).

Annual price growth. In the third quarter of 2008 (according to data published by the Central Statistical Office) we observed continued growth in consumer prices, which was related, among others, to the global increase in oil and food prices. In September 2008 prices of consumer goods and services rose by 4.5% as compared to the corresponding month of 2007, while comparing three quarters of 2008 to three quarters of 2007, the consumer price index stood at 104.4 (price increase by 4.4%). In third quarter of 2008, the MPC did not increase interest rates.

Currency rates. The EUR/PLN exchange rate exerts a substantial impact on the level of sales in the hotel department, foreign incoming traffic department and the Rent a Car segment. In the third quarter of 2008 we witnessed further strengthening of the Polish Zloty against foreign currencies. According to data of the National Bank of Poland, in September 2008 the average EUR/PLN rate was PLN 3.3712 and was lower than the average EUR/PLN rate in September 2007 by 11.05 %. The decline in the exchange rate of EUR against PLN negatively impacts hotel sales. However, weaker EUR against PLN may push up sales profits in the foreign outgoing traffic segment handled by Orbis Travel.

TOURIST TRAFFIC

The Institute of Tourism published estimates of figures for the first half of 2008 in the field of incoming and outgoing traffic. In the first half of 2008 a total of 24.8 million of Poles' departures abroad were reported (by approx. 7% more than in the first half of 2007). In the same period 29 million foreigners arrived to Poland (by 9% fewer than in the first half of 2007). The number of tourist arrivals in the first half of 2008 is estimated at some 6.3 million (by approx. 10.0% fewer than in the first half of 2007). The arrivals are still mainly for the purposes of business, tourism and recreation, as well as family and social visits.

Changes in the border traffic, resulting from Poland's accession to the Schengen zone, brought about impediments preventing our eastern neighbors from crossing the EU border. Consequently, incoming traffic from the Ukraine, Byelorussia and Russia dropped considerably.

It may be assumed, based on results for the first half of 2008, that the year 2008 will be a period marked by significant changes in structure of foreign currency-denominated revenues derived from the arrivals of foreigners to the benefit of proceeds from tourists from the "old" EU (in particular, from Scandinavian countries, Great Britain and Italy, i.e. from those countries where the most numerous groups of Polish economic migration settled down). Markets of our eastern neighbors (particularly the Ukraine) remain a great unknown and the level of expenditure will depend on prevailing political and economic environment in these countries and on capabilities to overcome problems with crossing the border.

(all amounts are quoted in PLN thousand, unless otherwise stated)

COMPETITION

Hotel market – The following hotels were opened in the third quarter of 2008 on the Polish hotel market, in the cities where hotels of the Orbis Hotel Group are located: five-star Sheraton hotel in Sopot (189 rooms), the first in Poland hotel of the Spanish network NH Hotels in Poznań (93 rooms), the System hotel complex in Katowice and the DeSilva hotel in Piaseczno near Warsaw. Additionally, the three-star HP Park hotel (98 rooms) in Poznań, belonging to B&D Hotels SA, and the Best Western Premier in Kraków (160 rooms) are planned to be opened in autumn.

Travel agents' market – in the third quarter of 2008 the economic situation in the USA and Europe slowly began to affect the travel agents' market in Poland, contributing to a decline in the incoming tourist traffic and foreign travel services. At the same time, high prices of aircraft fuel brought about a crisis on the charter air carriers in Europe. On the Polish market, the crisis directly impacted touropeators who used transport services of Futura, the airline that suspended its business in the middle of the summer season, i.e. September, and clients of Centralwing air carrier that took decision on the withdrawal from its low-cost flights. On the other hand, in the third quarter of 2008 the market of tourist and recreation trips was developing dynamically. Growth tendencies were also reported in the tourist portals market offering reservation and purchase in the entirely on-line mode.

Transport market – in the third quarter of 2008, the rate of growth of the lease market went down, which is attributable predominantly to unstable economic situation that cooled down investments. The entire heavy vehicles market (TIRs, semi trailers) declined by a dozen or so percent. However, the financing of passenger cars is on the rise, which is impacted by a decline in prices of such vehicles. All in all, for three quarters of 2008, the vehicles market went up by a few percent as compared to the corresponding period of 2007. Nevertheless, under present circumstances, the initial fee should be expected to increase, mainly in the passenger car and truck lease segments, and so should be that portion of the margin that covers the costs of credit risk (*Rzeczpospolita*, press articles *Leases Slowed Down Considerably* published on October 10, 2008 and *Leases Not for Everybody* of October 20, 2008).

2.2.2 Internal factors

INVESTMENT PROGRAM OF THE GROUP

In 9 months of 2008 **the Orbis Group** invested **PLN 232,372 thousand.**

In 9 months of 2008 **Orbis S.A.** expended **PLN 149,190 thousand** on property, plant and equipment; this amount was appropriated, among others, for completion of construction of three more Etap hotels, which were opened in May, and for further modernization of the Grand hotel in Warsaw (which also partially resumed operations under the Mercure brand), more hotels of the economy brands, modernization of other selected hotels, including replacement of furniture and equipment, modernization of fire prevention systems, installation of air-conditioning as well as adaptation of establishments for the needs of the disabled.

Capital expenditure incurred by **Hekon-Hotele Ekonomiczne S.A.** in three quarters of 2008 totaled **PLN 23,744 thousand,** and was earmarked predominantly for provision of equipment for new hotels, operated by the company.

Capital expenditure in the **PBP Orbis Group** in three quarters of 2008 amounted to **PLN 1,042 thousand** and was designated, among others, for the adaptation of the new corporate seat of PBP Orbis Sp. z o.o. and purchase of IT equipment.

Capital expenditure in the **Orbis Transport Group** in the three quarters of 2008 amounted to **PLN 58,396 thousand,** of which PLN 54,600 thousand was earmarked for the purchase of vehicles for the needs of the long-term and short-term rental business of the parent company. The remaining amount was designated for the purchase of coaches by the Group's companies and for purchase of computer software and passenger transport license.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Capital expenditure in the Orbis Group

Company name	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2007/2006
Orbis S.A.*	149 190	87 556	70,39%
Hekon Hotele Ekonomiczne S.A.*	23 744	6 234	280,88%
PBP Orbis Group	1 042	864	20,60%
Orbis Transport Group	58 396	42 774	36,52%
Orbis Group	**232 372**	**137 428**	**69,09%**

* Data pertaining to Orbis S.A. and Hekon Hotele Ekonomiczne are presented along with prepayments for investments.

STRATEGY OF THE ORBIS HOTEL GROUP

In the third quarter of 2008, the Management Board of Orbis S.A. continued to implement the Development Strategy of the ORBIS Hotel Group, which major guidelines in 2007-2011 include:

- introduction of the Etap brand on the Polish market,
- continued development of the successful Ibis brand,
- modernization of some ORBIS hotels, including adaptation to meet the standards of Accor brands.

In the third quarter of 2008, the following investment activities were taken within the framework of implementation of the Strategy:

Construction or conversion into hotels of new brands

In accordance with the adopted development strategy, the Company is getting ready to construct hotels of the Etap and Ibis economy brands as well as Novotels and Mercure hotels. After two new Etap hotels were opened in May; another hotel, namely Wrocław Południe, was rendered operational in October. By the end of this year, another Etap hotel - Wrocław Stadion – is scheduled for opening.

Major modernizations of existing hotels

- Works related to the first and second stages of an in-depth remodeling of the **Grand hotel in Warsaw** came to an end in May. 158 modern rooms, equipped according to the Mercure brand standard, were rendered operational. As a target, the hotel will have 299 living units. Currently, the third stage of the investment is underway: its scope covers modernization of the remaining living units, conference rooms, fitness club, underground car park and ground car park. This phase of the investment project is planned to be completed in the fourth quarter of 2008.

- The second stage of the investment project related to the **Mercure Hevelius hotel in Gdańsk** was completed. The scope of works embraced, among others, modernization of the remaining living units and corridors as well as and adaptation of the entire hotel to comply with safety regulations. Works falling under the third stage of the investment project began, covering interior design and remodeling of public areas (mezzanine and ground floor). Works are planned to come to an end in June 2009.

- Modernization and construction works are currently underway in public areas of the **Sofitel Victoria in Warsaw**, including the reception hall, ball rooms, fitness club and swimming pool. The investment project is scheduled to last two years.

- In **Novotel Airport in Warsaw,** the second stage of modernization related to bathrooms in the "old" section of the hotel came to an end. The next, third phase is at its final stage.

(all amounts are quoted in PLN thousand, unless otherwise stated)

- In the **Skalny hotel in Karpacz,** completed works include: replacement of the façade, modernization of the main entrance, roof and 32 living units on the ground floor. Works related to modernization of the swimming pool are underway, and are planned to end in December 2008. Successive works are scheduled to star in 2009.

- A large investment program, scheduled to last three years, covered the **Novotel Marina in Gdańsk.** Replacement of windows in the living section and installation of the Sound Warning System were completed. Design documents concerning the modernization of both public and living areas, including also documents related to adaptation of the building to fire safety regulations have been prepared. Works are scheduled to commence this year.

Capital expenditure in the remaining hotels concerned modernizations of a smaller scale but it was indispensable for proper operation of hotels, guests' safety and comfort, as well as purchase of property, plant and equipment, including computer hardware and software.

EMPLOYMENT

In 9 months of 2008, average employment in the Orbis Group was **5,222** full-time jobs and was by 5.8% lower as compared to the same period in the past year. This result is attributable mainly to Orbis S.A. that reported a 10,0%. drop in employment, being an outcome of the closure in 2007 of a few hotels, coupled with the reduction of employment at the operating units. Lower employment was also reported in the Orbis Transport Group and PBP Orbis Group, which was due to organizational changes and costs streamlining. Increase in employment in Hekon – Hotele Ekonomiczne S.A. was caused by the opening of 3 new hotels operated by the company (two Etaps and Mercure Grand in Warsaw).

Average employment in the Orbis Group (in full-time jobs)

Company name	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2008/2007
Orbis S.A.	3 194	3 549	-10,00%
Hekon Hotele Ekonomiczne S.A.	549	483	13,66%
PBP Orbis Group	548	562	-2,49%
Orbis Transport Group	863	888	-2,82%
Orbis Kontrakty Sp. z o.o.	6	4	50,00%
UAB Hekon	62	59	5,08%
Orbis Group	**5 222**	**5 545**	**-5,83%**

2.2.3 Prospects for the forthcoming quarters

MACROECONOMIC ENVIRONMENT

On September 9, 2008, the Council of Ministers adopted the draft of 2009 State Budget Act submitted by the Ministry of Finance. Despite the first signs of economic slowdown, the Ministry of Finance does not see any basis for adjusting the estimated growth in GDP for 2009. The government keeps monitoring the economic situation in the country, however, the macroeconomic environment is too unstable at the moment to responsibly consider any amendments to the 2009 Budget Act. ommuniqué of the Ministry of Finance of October 30, 2008, point I – Strong Foundations of the Polish Economy).

Economic growth. The actual GDP growth was determined at 4.8% (against 5.5% planned this year) The deficit is to stand no higher than at PLN 18.2 billion. Maintaining the deficit at the planned level, consistent with the *Convergence Plan, 2007 Adjustment,* and its reduction form one of the key economic priorities of this country.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Labor market, annual price growth, unemployment. Plans provide for a 2% growth in employment in the economy. As at the end of 2009, 1.3 million persons are to be unemployed, and the unemployment rate is to equal 8.5%. The anticipated average annual growth in prices of consumer goods and services in 2009 will stand at 2.9%, and the actual growth in salaries in the national economy at 3.6%.

Tax changes. Effects of tax changes will have a favorable impact on taxpayers' income. Tax burdens of natural persons will be lessened considerably owing to a new tax scale, with income tax rates of 18% and 30%. Legal persons will benefit from changes in taxes related to simplified procedures of VAT settlement.

TOURIST TRAFFIC

According to adjusted forecasts of the Institute of Tourism, the overall number of tourist arrivals will grow from 15 million in 2007 to approx. 19 million in the years 2012 and 2013, which means that the average annual dynamics of tourist arrivals in Poland in the years 2007-2013 will reach 2.2%. The fast growth rate can be expected to continue in incoming traffic from non-neighboring EU "15" countries, North America and other overseas countries, at the rate of 7-9% per year. Stabilization may be expected in the number of arrivals from Germany. Arrivals of our Eastern neighbors declined significantly in 2008 after Poland entered the Schengen zone. How these losses will be set off in future is not certain.

COMPETITION

Hotel market – there is much to indicate that the nearest future on the Polish market will belong to one-star and two-star economy hotels. Projections of development of this hotel market segment are based on the assumption that average revenues of Poles will grow slowly and, therefore, Poles will at first be able to afford least expensive hotels. According to analysts' forecasts and investors' announcements, the segment of large, five-star and four-star hotels, with 100 or more rooms, will go up at the same rate as nowadays, i.e. at 5-6 establishments per year. The segment of small boutique hotels (approx. 40 rooms) with luxurious and stylish interiors will develop a little faster (Horecanet, September 17, 2008).

Travel agents' market – in line with experts' projections, the American financial crisis may bring down consumer demand and, consequently, adversely impact all tourist market segments. There are concerns that companies will reduce corporate business trips which will be mirrored in reduced sales of transport tickets, particularly air tickets.

Transport market – as at the end of September 2008, the fleet of vehicles handled by CFM companies will total 115 thousand cars, which translates into a 32% growth against the year 2007. If the growth is maintained till the end of the year, the number of cars will reach 125 thousand. Such a figure will prove dynamic growth of this line of business (approx. 15-20% per year). No wonder that new players, like Athlon Car Lease International and KBC Autolease Polska, gain interest in this market and start to operate in Poland. This sector is dominated by such companies as Masterlease, Arval Service Lease Polska or Lease Plan Fleet Management Polska.

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

In connection with the publication of the financial statements for the third quarter of 2008, the Management Board of Orbis S.A. comments on the projected 2008 EBITDA for the Orbis Hotel Group, composed of Orbis S.A., Hekon Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o. The updated projection disclosed in the current report no. 30/2008 envisages that the total 2008 EBITDA generated by the entire Hotel Group will be equal to PLN 230 million. EBITDA generated during 9 months of 2008 amounted to **PLN 174,376 thousand**. In the Management Board's opinion, as at the date of publication of this report, there are no factors that might pose a threat to the forecast coming true.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. COMPANIES FORMING THE GROUP

3.1 Companies belonging to the Orbis Group and associated companies as at September 30, 2008

Subsidiaries: name and address	% share in equity	% of votes at the GM	core business	Associated companies: name and address	% share in equity	% of votes at the GM	core business
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage	Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games & gambling
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage				
ORBIS Transport, Sp. z o.o.	directly 98,88%; indirectly 0,17%	directly 98,88%; indirectly 0,17%	transport				
PBP Orbis, Sp. z o.o.	directly 95,08%	directly 95,08%	tourism				
Orbis Kontrakty Sp. z o.o.	directly 80%; indirectly 20%	directly 80%; indirectly 20%	organization of purchases				
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage				
PKS Tarnobrzeg Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport				
PKS Gdańsk Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport				
Inter Bus Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	coach transport				
Capital Parking Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	rental of parking lots				
PMKS Sp. z o.o.	indirectly 70,82%	indirectly 70,82%	city transport				

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments:

Information about changes in the Group's structure:

- **Orbis Polish Travel Bureau Inc** – on May 21, 2008, the company PBP Orbis Sp. z o.o. entered into a contract of sale of all shares in the subsidiary Orbis Polish Travel Bureau Inc., with its registered address in New York. The transaction was finalized on July 25, 2008.

- **AutoOrbisBus Sarl** – the company in which ORBIS Transport Sp. z o.o. holds 100% shares was wound up. The company was removed from the French Commercial Register on August 26, 2008.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Other events:

- **PMKS Sp. z o.o.** – on July 25, 2008 the shares, acquired by PKS Tarnobrzeg Sp. z o.o., with a nominal value of PLN 2,058 thousand, were registered in the National Court Register. Consequently, the shareholding of PKS Tarnobrzeg sp. z o.o. in this company went up to 71.5%.
- **Inter Bus Sp. z o.o.** – on June 30, 2008 the share capital of Inter Bus Sp. z o.o. was increased from PLN 51 thousand to PLN 460 thousand by way of creating 818 new shares with a nominal value of PLN 500 each. The increase of the share capital was registered in the National Court Register on July 22, 2008.
- **Inter Bus Sp. z o.o.** – as from July 1, 2008 the Management Board of Inter Bus Sp. z o.o. is composed of two persons. On June 30, 2008, the Annual Meeting of Shareholders appointed Mr. Bogusław Heba s Member of the Management Board and Vice-President of Inter Bus Sp. z o.o.
- **Orbis Kontrakty Sp. z o.o.** – on August 27, 2008, the Management Board recalled Mr. Krzysztof Gerula from serving as Member of the Management Board and appointed Mr. Marcin Szewczykowski as Member of the Management Board..
- **PBP Orbis Sp. z o.o.** - a new strategy for the Company's development for the years 2008-2011 – Fit-For-Future Program for Restructuring and Development of ORBIS Travel was approved in the third quarter of 2008.

3.3 Companies eliminated from consolidation

Subsidiaries and associates which are not material to the balance sheet total and financial result are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	% share in equity	% share in the Group's net revenues	% share in the Group's balance sheet total
Wioska Turystyczna Wilkasy Sp. z o.o.	100,00%	0,16%	0,18%
PMKS Sp. z o.o.	70,82%	0,28%	0,14%
TOTAL		**0,44%**	**0,32%**

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the Orbis Group

	3 months ended Sept.30, 2008	3 months ended Sept.30, 2007	% change 2008/2007	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2008/2007
Net sales of products, merchandise and raw materials	357 197	360 227	-0,84%	909 397	896 588	1,43%
*% share in total revenues**	99,03%	98,95%		99,02%	98,27%	
Cost of services, products, merchandise and raw materials sold	(264 153)	(252 862)	4,47%	(674 580)	(642 985)	4,91%
Distribution & marketing expenses	(20 363)	(17 947)	13,46%	(47 559)	(45 817)	3,80%
Overheads & administrative expenses	(39 681)	(39 239)	1,13%	(118 689)	(123 585)	-3,96%
of which:						
-depreciation & amortization	(45 613)	(41 308)	10,42%	(130 530)	(123 010)	6,11%
- staff costs	(73 032)	(74 762)	-2,31%	(220 660)	(223 001)	-1,05%
- outsourced services	(144 102)	(134 769)	6,93%	(323 845)	(300 391)	7,81%
*% share in total costs***	97,11%	97,77%		97,09%	97,28%	
Other operating income	3 803	3 721	2,20%	9 275	15 647	-40,72%
Other operating expenses	(3 229)	(2 720)	18,71%	(9 370)	(10 479)	-10,58%
Operating profit - EBIT	**33 574**	**51 180**	**-34,40%**	**68 474**	**89 369**	**-23,38%**
Gain (loss) on sale of subsidiaries	(319)	0		(319)	0	
Finance income	0	107	-100,00%	0	137	-100,00%
Finance costs	(6 109)	(4 345)	40,60%	(15 502)	(12 207)	26,99%
Share of net profits of associates	(208)	595	-134,96%	71	2 272	-96,88%
Profit before tax	**26 938**	**47 537**	**-43,33%**	**52 724**	**79 571**	**-33,74%**
Income tax	(5 505)	(12 002)	-54,13%	(10 918)	(18 765)	-41,82%
Net profit	**21 433**	**35 535**	**-39,68%**	**41 806**	**60 806**	**-31,25%**
EBIT margin (EBIT/Revenues)	9,40%	14,21%	-4,81pp	7,53%	9,97%	-2,44pp
EBITDA	**79 187**	**92 488**	**-14,38%**	**199 004**	**212 379**	**-6,30%**
EBITDA margin (EBITDA/Revenues)	22,17%	25,67%	-3,51pp	21,88%	23,69%	-1,80pp

* *Total revenues understood as the sum of sales as well as other operating and finance income.*

** *Total costs understood as a sum of cost of services, products, merchandise and raw materials sold, distribution & marketing expenses, overheads & administrative expenses as well as other operating expenses and finance costs.*

In the third quarter of 2008, the Orbis Group generated **sales** at a similar level as in the third quarter of 2007. Three quarters compared on a cumulative basis, sales reported a growth.

Traditionally, in view of the scale of business, the most considerable impact on the level of sales was exerted by the **Orbis Hotel Group,** reporting in the third quarter of 2008 a decrease in sales as compared to the corresponding period of 2007. This was attributable, among others, to changes in the hotel base. In 2007, 5 hotels belonging to Orbis S.A. discontinued their operations, while two new Etap hotels that were rendered operational and the Mercure Grand in Warsaw, a part of which was made available to guests, are at the start-up stage. Therefore, although as at September 30, 2008 the Group had a larger hotel base than in the corresponding period of 2007, this was not reflected in generated sales. Furthermore, external factors also contributed to lower sales results. Sporting events held outside the territory of Poland (EURO 2008, Olympic Games) at the end of the second quarter of 2008 and in the third quarter of 2008 contributed to a decline in the number of tourists who came to visit this country. Disturbances in Europe and in North America related to the financial crisis as well as signs of a delicate economic slowdown in Poland exerted a disadvantageous influence on tourist traffic. For three quarters cumulatively, sales were a level nearing that reported a year ago.

(all amounts are quoted in PLN thousand, unless otherwise stated)

In the third quarter of 2008, **the PBP Orbis Group** reported higher sales than in the third quarter of 2007. The most substantial rise in sales, both for 9 months cumulatively and for the third quarter of 2008, was reported in the foreign outgoing traffic segment, mainly due to well-selling offers of Travel Time, Świat Wakacji and Autokarem po Europie. A substantial growth in sales was also reported in the travel services and other operating income segments. In the latter case, the increase was attributable to development of services that consist in rental of seats in airplanes to other touroperators. The Group reported a marked decrease in sales in the foreign incoming traffic segment, which was largely due to the strengthening of the Polish currency in that period.

The **Orbis Transport Group** generated lower sales in the third quarter of 2008 than in the corresponding period of 2007. The decline in sales occurred in the short-term rental segment, mainly as a result of favorable standing of the Polish Zloty in that period, as well as in the coach transport segment which was brought about by a rise in fuel prices and strengthening competition on the part of cheap air carriers. The Group reported a growth in sales only in the long-term rental segment due to an increased number of cars in the Hertz Lease segment.

Cost of services, products, merchandise and raw materials sold of the Group increased in the third quarter of 2008 compared to the same period of 2007, mainly due to a general increase in costs of outsourced services resulting from price rises and a growth in depreciation of property, plant and equipment that expanded due to substantial capital expenditure.

Distribution & marketing expenses went up considerably in the third quarter of 2008 as compared to the third quarter of 2007, mainly due to higher expenditure for promotion of the summer offer by PBP Orbis Group. When compared on a year-on-year basis, this item remains at an unchanged level.

In the third quarter of 2008, **overheads & administrative expenses** remained at a similar level as compared to the corresponding period of 2007, and went down slightly on a year-to-year cumulative basis.

Other operating income of the Group went slightly up in the third quarter of 2008 compared to the corresponding period of 2007. This item decreased significantly during 12 months due to higher profits from the sale of non-financial non-current assets as at September 30, 2007. In the same periods, **other operating expenses** remained at more or less the same level. The dominant item of this group of costs is costs of employment restructuring.

The Orbis Group closed the quarter with the operating profit **(EBIT)** for three months of the third quarter amounting to **PLN 33,574 thousand.** At the same time, **EBITDA** amounted to **PLN 79,187 thousand.**

There was no **finance income,** whereas **finance costs** of the Group, comprising mainly interest on borrowings, were reported to have grown in the third quarter of 2008 as compared to the corresponding period of 2007.

All the above described factors put together caused the Group to generate, in the third quarter of 2008, **a net profit** of **PLN 21,433 thousand,** which translated into cumulative net profit for three quarters of 2008 of **PLN 41,806 thousand.**

(all amounts are quoted in PLN thousand, unless otherwise stated)

Results of the Orbis Group Companies *

Company name	3 months ended Sept.30, 2008	3 months ended Sept.30, 2007	% change 2008/2007	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2008/2007
Orbis S.A.						
Net sales	164 854	177 019	-6,87%	480 051	487 493	-1,53%
EBIT	13 698	27 252	-49,74%	74 484	78 654	-5,30%
EBITDA	47 113	57 881	-18,60%	170 850	170 481	0,22%
Net profit	4 962	14 392	-65,52%	52 847	54 680	-3,35%
Hekon - Hotele Ekonomiczne S.A.						
Net sales	37 758	35 437	6,55%	107 895	98 781	9,23%
EBIT	12 101	14 856	-18,54%	39 708	38 921	2,02%
EBITDA	14 548	17 187	-15,35%	46 772	46 056	1,55%
Net profit	9 675	11 736	-17,56%	32 156	31 459	2,22%
UAB Hekon						
Net sales	3 685	4 049	-8,99%	10 025	9 386	6,81%
EBIT	821	835	-1,68%	1 391	402	246,02%
EBITDA	1 091	1 165	-6,35%	2 248	1 400	60,57%
Net profit	823	679	21,21%	1 734	205	745,85%
Orbis Kontrakty						
Net sales	3 140	2 606	20,49%	8 487	7 065	20,13%
EBIT	2 927	2 419	21,00%	7 790	6 488	20,07%
EBITDA	2 930	2 423	20,92%	7 800	6 498	20,04%
Net profit	2 333	1 958	19,15%	6 272	5 253	19,40%
PBP Orbis Group						
Net sales	117 391	109 040	7,66%	212 325	199 729	6,31%
EBIT	8 032	4 526	77,46%	1 348	(520)	-
EBITDA	8 749	5 214	67,80%	3 486	1 519	129,49%
Net profit	6 303	4 141	52,21%	972	(833)	-
Orbis Transport Group						
Net sales	46 247	47 060	-1,73%	130 369	129 123	0,96%
EBIT	(1 032)	3 400	-	439	8 808	-95,02%
EBITDA	7 742	10 747	-27,96%	24 582	29 860	-17,68%
Net profit	(2 482)	2 018	-	(4 119)	5 247	-

EBIT represents operating profit (loss).
EBITDA represents operating profit (loss) before depreciation and amortization.

*Data presented before consolidation eliminations.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.2 Operating results of the Orbis Hotel Group

Consolidated results of the Orbis Hotel Group after the third quarter of 2008 are as follows:

INCOME STATEMENT - financial results of the Orbis Hotel Group

	3 months ended Sept.30, 2008	3 months ended Sept.30, 2007	% change 2008/2007	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2008/2007
Net sales of products, merchandise and raw materials	201 379	214 013	-5,90%	586 743	588 538	-0,30%
Cost of services, products, merchandise and raw materials sold	(133 287)	(129 164)	3,19%	(393 917)	(378 937)	3,95%
Gross profit on sales	**68 092**	**84 849**	**-19,75%**	**192 826**	**209 601**	**-8,00%**
Other operating income	1 534	1 701	-9,82%	5 656	7 000	-19,20%
Distribution & marketing expenses	(11 805)	(11 238)	5,05%	(34 143)	(32 918)	3,72%
Overheads & administrative expenses	(28 362)	(29 911)	-5,18%	(87 961)	(96 584)	-8,93%
Other operating expenses	(2 231)	(1 721)	29,63%	(6 299)	(6 919)	-8,96%
Operating profit - EBIT	**27 228**	**43 680**	**-37,66%**	**70 079**	**80 180**	**-12,60%**
Finance income	0	107	-100,00%	0	137	-100,00%
Finance costs	(4 878)	(3 473)	40,45%	(12 915)	(10 306)	25,32%
Profit before tax	**22 350**	**40 314**	**-44,56%**	**57 164**	**70 011**	**-18,35%**
Income tax	(4 557)	(11 549)	-60,54%	(10 990)	(17 949)	-38,77%
Net profit	**17 793**	**28 765**	**-38,14%**	**46 174**	**52 062**	**-11,31%**
EBITDA	**63 363**	**76 974**	**-17,68%**	**174 376**	**180 150**	**-3,21%**

In the third quarter of 2008 **sales** of the Orbis Hotel Group turned out to be lower than in the third quarter of 2007, which was attributable to several factors. Newly opened hotels are at a start-up stage and should be expected to attain their full capacity in next periods. At the same time, external factors (sporting events abroad, financial crisis) brought down the number of tourists coming to visit Poland. The decline in sales, reported against the backdrop of a general growth in costs of hotel services and depreciation, presented as cost of services, products, merchandise and raw materials sold, contributed to a lower operating profit generated by Orbis Hotel Group in the third quarter of 2008 as compared to the third quarter of 2007. This result exerted decisive impact on the net profit of the Orbis Hotel Group for the third quarter 2008 that amounted to PLN 17,793 thousand.

Operating ratios of the Orbis Hotel Group* in the third quarter 2008

	3 months ended Sept. 30, 2008	3 months ended Sept. 30, 2007	% change 2008/2007	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2008/2007
Occupancy rate	57,80%	62,40%	-4,60pp	55,20%	56,00%	-0,80pp
Average Room Rate (ARR) in PLN	226,6	222,9	1,66%	230,2	221,8	3,79%
Revenue per Available Room (RevPAR) in PLN	131,0	139,1	-5,82%	126,9	124,2	2,17%
Number of roominghts sold	575 990	622 656	-7,49%	1 598 596	1 668 246	-4,18%
Number of rooms	10 673	10 645	0,26%	10 673	10 645	0,26%
% structure of roomnights sold			**change in % pts**			**change in % pts**
Poles	41%	38%	3,00pp	45%	42%	3,00pp
Foreigners	59%	62%	-3,00pp	55%	58%	-3,00pp
Business clients	56%	56%	0,00pp	64%	63%	1,00pp
Tourists	44%	44%	0,00pp	36%	37%	-1,00pp

* The table presents cumulative results of hotels that belong to Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. (excluding Vilnius)

(all amounts are quoted in PLN thousand, unless otherwise stated)

Despite a growth in the Average Room Rate (ARR) and the number of available rooms, other ratios generated both in the third quarter of 2008 and for 9 months of 2008 were lower than in corresponding periods of 2007. On the other hand, the structure of guests using the hotel base did not change. In the third quarter of 2008 and for 9 nine months of 2008 cumulatively, business clients outnumbered tourists and foreigners were more numerous than Poles.

Operating ratios of Orbis S.A. in the third quarter 2008*

	3 months ended Sept. 30, 2008	3 months ended Sept. 30, 2007	% change 2008/2007	9 months ended Sept. 30, 2008	9 months ended Sept.30, 2007	% change 2008/2007
Occupancy rate	57,40%	60,30%	-2,90pp	53,00%	53,70%	-0,70pp
Average Room Rate (ARR) in PLN	232,2	226,6	2,47%	237,2	225,1	5,38%
Revenue per Available Room (RevPAR) in PLN	133,2	136,5	-2,42%	125,6	120,9	3,89%
Number of roomnights sold	443 112	496 600	-10,77%	1 218 592	1 323 349	-7,92%
Number of rooms	8 384	8 756	-4,25%	8 384	8 756	-4,25%
% structure of roomnights sold			**change in % pts**			**change in % pts**
Poles	38%	35%	3,00pp	42%	40%	2,00pp
Foreigners	62%	65%	-3,00pp	58%	60%	-2,00pp
Business clients	57%	57%	0,00pp	65%	64%	1,00pp
Tourists	43%	43%	0,00pp	35%	36%	-1,00pp

* Without Etap and Mercure Grand Warsaw hotels

In the third quarter of 2008, Orbis S.A. reported poorer performance than a year ago, which is confirmed by operating ratios generated by Orbis S.A. in the third quarter of 2008. Despite a growth in the Average Room Rate, the Company's Revenue per Available Room (RevPAR) was lower. A drop was reported also in the number of roomnights sold. The internal factor accountable for this result is the hotel base reduced by 5 establishments as compared to the year 2007. External reasons should be sought in mass events held in Europe and Asia in the reporting period (Euro 2008 – June - July 2008 and Olympic Games – August – September 2008), which contributed to a decline in the number of tourists coming to Poland, as well as minor intensification of the financial crisis in America and Europe, as well as signs of a slight economic slowdown in Poland.

Operating ratios of Hekon-Hotele Ekonomiczne S.A. in the third quarter 2008*

	3 months ended Sept.30, 2008	3 months ended Sept.30, 2007	% change 2008/2007	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2008/2007
Occupancy rate	63,10%	72,50%	-9,40pp	66,02%	67,10%	-1,08pp
Average Room Rate (ARR) in PLN	222,5	208,4	6,75%	222,1	209,1	6,22%
Revenue per Available Room (RevPAR) in PLN	131,2	151,2	-13,23%	137,0	140,3	-2,32%
Number of roomnights sold	132 878	126 056	5,41%	380 008	344 897	10,18%
Number of rooms	2 289	1 889	29,59%	2 289	1 889	29,59%
% structure of roomnights sold			**changein % pts**			**changein % pts**
Poles	52%	46%	6,00pp	56%	50%	6,00pp
Foreigners	48%	54%	-6,00pp	44%	50%	-6,00pp
Business clients	54%	55%	-1,00pp	60%	59%	1,00pp
Tourists	46%	45%	1,00pp	40%	41%	-1,00pp

* Presented results include Etap and Mercure Grand Warsaw hotels

In the third quarter of 2008, sales of Hekon – Hotele Ekonomiczne S.A. went up both in the quarter and cumulatively for 9 months. The simultaneous rise in costs of hotel services and costs incurred prior to the opening of a hotel, coupled

(all amounts are quoted in PLN thousand, unless otherwise stated)

with a fact that hotels continue to be at the start-up stage, resulted in the decline in EBIT and EBITDA in the third quarter when compared on the year-on-year basis. Cumulatively for three quarters, these ratios went up.
As a result of opening of new hotels, the number of roomnights sold went up considerably, which proves growing popularity of economy hotels among business clients and tourists, Unfortunately, lower occupancy rate generated in the third quarter of 2008 (reduced due to the new hotels) caused the Company to report a decline in the Revenue per Available Room. In view of moderate prices, these hotels are gaining on popularity among Poles and tourists, which is evident in the table above.

Operating ratios of UAB Hekon in the third quarter of 2008

The Company UAB Hekon manages the Novotel Vilnius in Vilnius, Lithuania, which is the first hotel of the Orbis Hotel Group located outside Poland. In the third quarter of 2008, the hotel reported similar results as in the corresponding period of 2007. Despite a negligible decline in the occupancy rate and the number of roomnights sold (by 3.05 percentage points and 4.0%, accordingly), and owing to a rise in Average Room Rate (in Lithuanian currency - by 7.47%), the hotel's Revenue per Available Room rose (in Lithuanian currency - by 3.17%). Due to the strong Polish Zloty prevailing in the quarter under discussion, the hotel reported slightly worse ratios after conversion into the Polish currency (Average Room Rate – decline by 3.93%, Revenue per Available Room – drop by 7.63%).
The structure of rooms sold in the hotel did not change much. In the third quarter of 2008, traditionally the majority of guests were foreigners (97.6%) and business clients (67.2%).

Operating ratios in the "Hotels & Restaurants" segment by hotel brand

BRAND	3 months ended Sept.30, 2008	3 months ended Sept.30, 2007	% change 2008/2007	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2008/2007
Up-scale hotels ***(Sofitel)***						
Occupancy rate	55,90%	69,10%	-13,20pp	54,40%	59,80%	-5,40pp
Average Room Rate (ARR) in PLN	434,4	400,1	8,57%	406,3	383,7	5,89%
Revenue per Available Room (RevPAR) in PLN	243,1	276,6	-12,11%	220,9	229,3	-3,66%
Number of roomnights sold	24 192	29 772	-18,74%	70 020	76 342	-8,28%
Number of rooms	470	468	0,43%	470	468	0,43%
Mid-scale hotels ***(Novotel, Mercure, Orbis Hotels)***						
Occupancy rate	56,70%	60,70%	-4,00pp	53,00%	54,10%	-1,10pp
Average Room Rate (ARR) in PLN	226,3	222,1	1,89%	231,8	221,6	4,60%
Revenue per Available Room (RevPAR) in PLN	128,4	134,8	-4,75%	122,9	119,9	2,50%
Number of roomnights sold	454 093	500 323	-9,24%	1 244 081	1 334 158	-6,75%
Number of rooms*	8 545	8 761	-2,47%	8 545	8 761	-2,47%
Economy hotels ***(Ibis, Etap)***						
Occupancy rate	64,80%	71,60%	-6,80pp	67,00%	65,90%	1,10pp
Average Room Rate (ARR) in PLN	185,7	184,7	0,54%	188,8	186,9	1,02%
Revenue per Available Room (RevPAR) in PLN	120,4	132,3	-8,99%	126,4	123,1	2,68%
Number of roomnights sold	108 447	103 752	4,53%	312 372	282 108	10,73%
Number of rooms	1 817	1 575	15,37%	1 817	1 575	15,37%

* Data cover Novotel in Vilnius

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.3 Operating results of the PBP Orbis Group

	3 months ended Sept.30, 2008	3 months ended Sept.30, 2007	% change 2008/2007	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2008/2007
Number of PBP Orbis clients	284 744	285 789	-0,37%	811 343	884 350	-8,26%
Number of participants in trips abroad purchased at or organized by PBP Orbis	45 421	39 303	15,57%	74 460	61 086	21,89%
Number of foreign tourists who came to Poland with PBP Orbis (total tourists serviced by the Incoming Tour Operator and branch offices)	21 935	24 177	-9,27%	50 313	59 554	-15,52%

In the third quarter 2008, the number of persons who used PBP Orbis services remained at a similar level as compared to the third quarter of 2007. The Group generated very good results in foreign outgoing traffic segment. In the third quarter of 2008, best-selling destinations included Crete, Majorca, Rhodes, Turkey and Egypt. On the other hand, a drop in sales was reported in the foreign incoming traffic segment, which was attributable predominantly to high exchange rate of the Polish Zloty that made prices in this country less attractive. The decline in the number of arrivals concerned mainly the American and British markets. The travel service segment once again reported a decrease in the number of sold coach tickets that results from the withdrawing by the Group from that non-profitable market.
In the third quarter PBP Orbis Sp. z o.o. continued the company restructuring process. Sales systems and business segments are being streamlined.

4.4 Operating results of the Orbis Transport Group

	3 months ended Sept.30, 2008	3 months ended Sept.30, 2007	% change 2008/2007	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2008/2007
Number of passengers carried by Orbis Transport coaches	1 040 161	2 961 168	-64,87%	3 104 835	5 181 174	-40,07%
Mileage of Orbis Transport coaches	7 743 283	9 701 139	-20,18%	22 042 954	25 851 242	-14,73%
Number of cars rented by Hertz RaC	19 953	20 407	-2,22%	51 585	54 071	-4,60%
Number of cars leased by Hertz Lease (new agreements)	207	210	-1,43%	619	590	4,92%

In the third quarter of 2008, the number of persons carried by Orbis Transport coaches and the mileage were lower as compared to the corresponding period of 2007. The decline in demand for coach transport results predominantly from expansion of cheap airlines. The decrease in the mileage covered by coaches is an outcome of reorganization of its schedules in terms of routes and frequencies. As a result of an on-going analysis of profitability of individual lines, certain connections have been suspended.
In the third quarter of 2008, a slight decrease was reported in the number of car/days in the short-term car rental business as compared to the corresponding period of 2007, chiefly owing to the incessantly growing competition in the segment.
Also, the Hertz Lease division reported a minor decline in the third quarter of 2008. The drop is to a large extent attributable to the general economic slowdown that affects all branches of industry. Consequently, companies curb their investments and purchases, which in turn adversely impacts the number of ordered cars.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.5 Seasonality or cyclicity of operations

Sales of the Orbis Group throughout the year are plagued by seasonality. Usually, major value of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to sales volume, while the fourth quarter is ranked as the third and the first quarter as the last in terms of sales. The same cycle of input contributed by individual quarters of the year to annual sales is observed in all business segments.

Below we present sales generated in respective business segments over the span of two years.

	Hotels & Restaurants		Tourism		Transport		Segments - total	
	Sales of products, merchandise and raw materials	**Sales - %share in revenues during the last 4 quarters**	**Sales of products, merchandise and raw materials**	**Sales - %share in revenues during the last 4 quarters**	**Sales of products, merchandise and raw materials**	**Sales - % share in revenues during the last 4 quarters**	**Sales of products, merchandise and raw materials**	**Sales - % share in revenues during the last 4 quarters**
IV quarter 2006	173 921	24,5%	37 495	17,5%	40 645	24,4%	252 061	23,1%
I quarter 2007	160 251	21,9%	32 671	14,7%	37 820	22,4%	230 742	20,6%
II quarter 2007	212 535	28,2%	58 018	25,6%	44 243	25,7%	314 796	27,4%
III quarter 2007	212 706	28,0%	109 040	46,0%	47 060	27,7%	368 806	31,6%
IV quarter 2007	183 796	23,9%	38 909	16,3%	47 060	26,7%	269 765	22,8%
I quarter 2008	161 792	21,0%	29 610	12,6%	39 970	22,4%	231 372	19,5%
II quarter 2008	221 912	28,4%	65 324	26,9%	44 152	24,8%	331 388	27,6%
III quarter 2008	200 441	26,1%	117 391	46,7%	46 247	26,1%	364 079	30,4%

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Segment revenue and segment result for individual business segments

The following net sales, costs and segment results are calculated based on value before consolidation adjustments in accordance with IAS 14.

	3 months ended Sept. 30, 2008	3 months ended Sept. 30, 2007	% change 2008/2007	3 months ended Sept. 30, 2008	3 months ended Sept. 30, 2007	% change 2008/2007	3 months ended Sept. 30, 2008	3 months ended Sept. 30, 2007	% change 2008/2007
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & Restaurants*	193 899	204 117	-5,01%	6 542	8 589	-23,83%	200 441	212 706	-5,77%
Tourism	117 067	108 596	7,80%	324	444	-27,03%	117 391	109 040	7,66%
Transport	45 293	46 207	-1,98%	954	853	11,84%	46 247	47 060	-1,73%
Segment - total	356 259	358 920	-0,74%	7 820	9 886	-20,90%	364 079	368 806	-1,28%
Unallocated activities	938	1 307	-28,23%	(7 820)	(9 886)	-20,90%	(6 882)	(8 579)	-19,78%
Group - total	357 197	360 227	-0,84%	0	0	0,00%	357 197	360 227	-0,84%

	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2008/2007	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2008/2007	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2008/2007
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & Restaurants*	567 889	568 376	-0,09%	16 256	17 116	-5,02%	584 145	585 492	-0,23%
Tourism	211 243	198 318	6,52%	1 082	1 411	-23,32%	212 325	199 729	6,31%
Transport	127 667	126 848	0,65%	2 702	2 275	18,77%	130 369	129 123	0,96%
Segment - total	906 799	893 542	1,48%	20 040	20 802	-3,66%	926 839	914 344	1,37%
Unallocated activities	2 598	3 046	-14,71%	(20 040)	(20 802)	-3,66%	(17 442)	(17 756)	-1,77%
Group - total	909 397	896 588	1,43%	0	0	0,00%	909 397	896 588	1,43%

	3 months ended Sept. 30, 2008	3 months ended Sept. 30, 2007	% change 2008/2007	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2008/2007
	Segment result			Segment result		
Hotels & Restaurants*	55 670	72 541	-23,26%	156 867	174 415	-10,06%
Tourism	13 317	9 573	39,11%	18 358	14 592	25,81%
Transport	3 598	6 317	-43,04%	11 836	16 762	-29,39%
Segment - total	72 585	88 431	-17,92%	187 061	205 769	-9,09%
Unallocated activities	(51 152)	(52 896)	-3,30%	(145 255)	(144 963)	0,20%
Group - total	21 433	35 535	-39,68%	41 806	60 806	-31,25%

* The overall result of the „Hotels & Restaurants" segment does not include: revenues from rental of investment property and from sale of trademarks, presented in the revenues of the Orbis Hotel Group (item 4.2 of this report).

** The overall result of the „Hotels with restaurants" segment includes sales and cost of services, products, merchandise and raw materials sold, rental of investment property and revenues from sale of trademarks excluded, and the distribution and marketing expenses of the Orbis Hotel Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. BALANCE SHEET OF THE GROUP

	As at Sept.30, 2008	As at June 30, 2008	% change in 3 months ended on Sept. 30, 2008	As at Dec.31, 2007	% change in 9 months ended on Sept. 30, 2008	As at Sept.30, 2007	% change in 12 months ended on Sept. 30, 2008
Non-current assets	2 205 381	2 173 202	1,48%	2 109 658	4,54%	2 044 878	7,85%
% share in the balance sheet total	*88,11%*	*88,05%*		*89,12%*		*87,94%*	
Current assets	284 188	280 512	1,31%	246 897	15,10%	263 290	7,94%
% share in the balance sheet total	*11,35%*	*11,36%*		*10,43%*		*11,32%*	
Non-current assets classified as held for sale	13 368	14 557	-8,17%	10 745	24,41%	17 177	-22,18%
% share in the balance sheet total	*0,53%*	*0,59%*		*0,45%*		*0,74%*	
TOTAL ASSETS	**2 502 937**	**2 468 271**	**1,40%**	**2 367 300**	**5,73%**	**2 325 345**	**7,64%**
Equity attributable to the parent company	1 821 496	1 800 409	1,17%	1 798 484	1,28%	1 705 223	6,82%
% share in the balance sheet total	*72,77%*	*72,94%*		*75,97%*		*73,33%*	
Minority interests	1 851	1 563	18,43%	1 843	0,43%	1 567	18,12%
% share in the balance sheet total	*0,07%*	*0,06%*		*0,08%*		*0,07%*	
Non-current liabilities	371 089	330 171	12,39%	297 857	24,59%	337 202	10,05%
- of which: borrowings	283 967	233 923	21,39%	188 904	50,32%	230 542	23,17%
% share in the balance sheet total	*14,83%*	*13,38%*		*12,58%*		*14,50%*	
Current liabilities	308 501	336 128	-8,22%	269 116	14,63%	281 353	9,65%
- of which: borrowings	97 040	93 697	3,57%	87 315	11,14%	95 970	1,11%
% share in the balance sheet total	*12,33%*	*13,62%*		*11,37%*		*12,10%*	
TOTAL EQUITY AND LIABILITIES	**2 502 937**	**2 468 271**	**1,40%**	**2 367 300**	**5,73%**	**2 325 345**	**7,64%**
Ratio of borrowings/equity attributable to the parent	20,92%	18,20%	2,72pp	15,36%	5,56pp	19,15%	1,77pp
Debt ratio (total liabilities/total assets ratio)	27,15%	26,99%	0,16pp	23,95%	3,20pp	26,60%	0,55pp

5.1 Non-current assets

Non-current assets are dominated by property, plant and equipment, with most significant items including: hotel buildings as well as land and rights to perpetual usufruct of land. The most considerable impact on the level of this group of assets is exerted by changes in the balance sheet of the parent company because this entity's assets prevail in the total value of property, plant and equipment. Over the third quarter of 2008, and in the course of the last 12 months alike, the value of this item has been systematically growing due to capital expenditure (in May, two new Etap hotels in Krakow and Katowice and, partially, the Mercure Grand Warsaw were rendered operational in the Hotel Group). As the same time, the fleet of vehicles, owned by Orbis Transport Sp. z o.o. for purposes of long-term and short-term rental services, is growing.

5.2 Current assets

Current assets are dominated by three items: trade receivables, other current receivables as well as cash and cash equivalents. The level of the first item is fundamentally impacted by turnover in hotel, transport and travel service businesses. In the last three months, the value of trade receivables grew as a result of a seasonal increase in turnover. The second largest item is other current receivables. The drop in this item in the third quarter of 2008 results from the settlement of security deposits, deposits and guarantees, related to tourist events, in the PBP Orbis Group. On the other hand, the growth in this item during 12 months results from a regular increase in public-law receivables in Orbis S.A. resulting from the generation of VAT receivable in respect of high capital expenditure. The value of cash and cash

(all amounts are quoted in PLN thousand, unless otherwise stated)

equivalents grew slightly in the third quarter of 2008 as compared to the preceding quarter which was caused, among others, by proceeds from a successive tranche of loans. This item's value was the highest on December 30, 2007 as a result of receipt of cash from the sale of non-financial non-current assets in Orbis S.A. and in the Orbis Transport Group in the third quarter of 2007.

5.3 Non-current liabilities

Five items are reported under non-current liabilities of the Orbis Group. The most substantial item is borrowings. The growth in the amount of borrowings as compared to the balance as at the end the second quarter resulted, first and foremost, from utilization by Orbis S.A. of another tranche of the fixed-term investment loan of PLN 50 million. From the start of the year, Orbis S.A. used PLN 95 million of the facility. Two other major items, i.e. the deferred tax provision and the provision for pension and similar benefits, were no reported big changes compared to all earlier periods

5.4 Current liabilities

Current liabilities are dominated by other current payables, whose decrease in the last three months of 2008 resulted chiefly from payment of the dividend due to shareholders of Orbis S.A. from the profit for 2007 amounting to over PLN 18 million, as well as from the decrease in prepayments and accruals in Orbis PBP Orbis Group. The second largest item is borrowings. In the third quarter of 2008, their value grew due to the disbursement of a new overdraft by PBP Orbis Sp. z o.o. Another major item in this group is trade payables, which grew slightly in the third quarter of 2008 as compared to the balance as at the end of June 2008.

5.5 Borrowings

Creditor		amount of borrowing outstanding as at the balance sheet date, i.e. September 30, 2008		curernt borrowings	non-current borrowings	
		PLN	CHF		maturity 1-3 years	maturity above 3 years
Fixed-term loans agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK and Calyon (Arrangers)		327 201		45 734	140 644	140 823
Kredyt Bank S.A.	overdraft	3 578		3 578	0	0
Kredyt Bank SA	working capital loan (CHF)	9 103	4 217	9 103	0	0
Kredyt Bank SA	overdraft	17 393		17 393	0	0
Kredyt Bank SA	investment loan	1 875		625	1 250	0
Kredyt Bank SA	investment loan	1 875		625	1 250	0
Societe Generale S.A.	overdraft	19 982		19 982	0	0
TOTAL:		**381 007**	**4 217**	**97 040**	**143 144**	**140 823**

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.6 Changes in estimates of amounts

Major estimates of amounts	As at Sept. 30, 2008 (change in 3 months of 2008)	As at June 30, 2008 (change in 6 months of 2008)	% change in 3 months ended Sept. 30, 2008	As at Dec. 31, 2007 (change in 3 months of 2007)	% change in 9 months ended Sept. 30, 2008	As at Sept. 30, 2007 (change in 3 months of 2007)	% change in 12 months ended Sept. 30, 2008
DEFERRED TAX PROVISION AND ASSETS*							
1. Deferred tax provision	48 452	56 460	-14,18%	66 827	-27,50%	62 057	-21,92%
2. Deferred tax assets	820	807	1,61%	416	97,12%	676	21,30%
PROVISIONS FOR LIABILITIES							
1. Provision for jubilee awards and retirement obligations	**42 261**	**42 016**	**0,58%**	**43 017**	**-1,76%**	**43 124**	**-2,00%**
Opening balance	42 016	43 017		43 124		42 716	
- created	1 528	1 891		2 123		459	
- used	(1 283)	(2 892)		(1 432)		(51)	
- released		0		(798)		0	
Closing balance	42 261	42 016		43 017		43 124	
2. Provision for restructuring costs	**0**	**0**		**306**	**-100,00%**	**477**	**-100,00%**
Opening balance	0	306		477		603	
- created	0	0		306		0	
- used	0	(306)		(160)		(126)	
- released	0	0		(317)		0	
Closing balance	0	0		306		477	
IMPAIRMENT OF ASSETS							
1. Impairment of financial non-current assets	**3 985**	**3 985**	**0,00%**	**3 985**	**0,00%**	**6 059**	**-34,23%**
Opening balance	3 985	3 985		6 059		6 059	
- created	0	0		0		0	
- used	0	0		(2 074)		0	
- reversed	0	0		0		0	
Closing balance	3 985	3 985		3 985		6 059	
2. Impairment of property, plant and equipment	**429 305**	**429 354**	**-0,01%**	**430 236**	**-0,22%**	**466 992**	**-8,07%**
BO	429 354	430 236		466 992		473 604	
- created	0	29		29 389		0	
- reclassified	0	0		0		0	
- used	(49)	(866)		(17 566)		0	
- reversed	0	(45)		(48 579)		(6 612)	
Closing balance	429 305	429 354		430 236		466 992	

* The deferred tax provision and assets are presented according to their final balance in tax groups and in companies that do not belong to these groups.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group

In the third quarter of 2008, the following changes in contingent assets and liabilities were reported:

Contingent liabilities

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change of amount in 3 months ended Sept. 30, 2008	Financial terms and other remarks
		Granted by Orbis S.A.				
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp z o o - associate	Dec. 6, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to the enforcement procedure The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp z o.o that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 dated Dec. 14, 2006	PKO BP SA	Orbis Casino Sp z o o. - associate	Dec. 7, 2010	2 000	0	Validity date correspods to the date of validity of declaration on submission to the enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	Orbis Casino Sp. z o o. - associate	Dec. 31, 2012	1 000	0	Validity date correspods to the date of validity of declaration on submission to the enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o o., that may arise under the credit facility granted by the bank under the fixed term credit facility agreement no. 2008/007 dated March 17, 2008	Societe Generale SA Oddzial w Polsce	Orbis Transport Sp. z o o. - subsidiary	Feb 16, 2009	30 000	0	Pursuant to the declaration of Orbis S.A. on submission to the enforcement procedure up to PLN 30,000 thousand, the Bank may issue a writ of execution until Feb. 15, 2009.
		Granted by Hekon Hotele Ekonomiczne S.A.				
Guarantee for a bank loan of PLN 500 million	Bank Handlowy and Societe Generale (Main Appointed Arrangers), BZ WBK Caylon (Arrangers)	ORBIS SA	7 years with 2 options to defer payment date by 1 year	327 201	53 802	
		Granted by Orbis Tranport Sp. z o.o.				
Surety in favor of PKS Gdańsk Sp. z o.o.	BP Polska Sp z o.o.	PKS Gdańsk Sp. z o.o.	Dec. 31, 2008	50	0	surety under the civil law for purchase of fuel
			TOTAL Contingent liabilities	**362 251**	**53 802**	
		Including loan guarantees or guarantee surety in the Group		357 251	53 802	

Contingent assets

		Receievd by PBP Orbis Sp. z o.o.				
Bank guarantee	Gulliver Travel Associates		Sept. 1, 2008	0	-52	
Bank guarantee	Blue City Sp. z o o.		March 31, 2009	10	1	
Bank guarantee	International Air Transport		Nov. 22, 2009	15 534	15 534	
			TOTAL Contingent assets:	**15 544**	**15 483**	

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. CASH FLOWS IN THE GROUP

	3 months ended Sept.30, 2008	3 months ended Sept.30, 2007	% change 2008/2007	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2008/2007
Cash flows from operating activities	51 394	67 970	-24,39%	131 438	169 234	-22,33%
Cash flows from investing activities	(77 619)	(55 830)	39,03%	(232 533)	(165 265)	40,70%
Cash flows from financing activities	27 252	(18 549)	-	67 156	(18 658)	-
Total net cash flows	**1 027**	**(6 409)**	**-**	**(33 939)**	**(14 689)**	**131,05%**
Cash and cash equivalents at the end of period	72 413	92 558	-21,76%	72 413	92 558	-21,76%

In the third quarter of the current quarter, the Orbis Group generated positive net cash flows from operating activities and financing activities. Net cash flows from both these kinds of activities offset the negative balance of investing cash flows, owing to which in the third quarter of 2008 the Group reported cash surplus and ended the period with positive cash flows. Cumulatively for 9 months, Orbis Group recorded negative net cash flows which was a result of substantial capital expenditure incurred by the Group in the first half of 2008. The Group financed negative cash flows with cash and had a high balance of cash at its disposal at the end of the period.

6.1 Operating activities

In the third quarter of 2008, the Orbis Group attained lower net cash flows from operating activities as compared to the corresponding period of 2007. The drop in cash flows from operating activities was attributable predominantly to the gross result for the third quarter of 2008, that was lower than the gross result generated in the third quarter of 2007. Moreover, the decline in the balance of net cash flows resulted from a change in the balance of receivables and a change in the balance of current liabilities with the exception of borrowings. The chief source of positive cash flows from operating activities in the third quarter of 2008 was depreciation and amortization.

6.2 Investing activities

In the third quarter of 2008, the Orbis Group generated negative net cash flows from investing activities. As compared to the corresponding period of 2007, their value is noticeably higher. The most significant impact on the result was exerted by Orbis S.A. owing to involvement of considerable funds in new hotel investments, and Orbis Transport Sp. z o.o. owing to purchases of passenger cars earmarked for long-term and short-term rental. Moreover, PKS Tarnobrzeg Sp. z o.o. paid PLN 1,410 thousand for shares in PMKS Tarnobrzeg Sp. z o.o. and granted a loan of PLN 500 thousand to that company. The chief source of proceeds from investing activities included proceeds from the sale of property, plant and equipment, chiefly means of transport by Orbis Transport Sp. z o.o.

6.3 Financing activities

In the third quarter of 2008, the Orbis Group generated positive cash flows from financing activities. This result was to the largest extent attributable to: Orbis S.A., which drew a subsequent PLN 50 million tranche of a fixed-term loan and PBP Orbis Sp. z o.o., which took out an overdraft of PLN 3.6 million. The most considerable expenditure in this type of activities was the dividend of PLN 18 million paid to shareholders by Orbis S.A.

(all amounts are quoted in PLN thousand, unless otherwise stated)

7. STATEMENT OF CHANGES IN THE GROUP'S EQUITY AND DIVIDENDS

	As at Sept. 30, 2008	As at June 30, 2008	% change in 3 months ended Sept. 30, 2008	As at Dec. 31, 2007	% zchange in 9 months ended Sept. 30, 2008	As at Sept. 30, 2007	% change in 12 months ended Sept. 30, 2008
Share capital	517 754	517 754	0,00%	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%	133 333	0,00%
Exchange differences on consolidation	(1 203)	(1 145)	-5,07%	(848)	-41,86%	(697)	-72,60%
Retained earnings	1 171 612	1 150 467	1,84%	1 148 245	2,04%	1 054 833	11,07%
Equity attributable to equity holders of the parent company	**1 821 496**	**1 800 409**	**1,17%**	**1 798 484**	**1,28%**	**1 705 223**	**6,82%**
Minority interests	1 851	1 563	18,43%	1 843	0,43%	1 567	18,12%
Equity	**1 823 347**	**1 801 972**	**1,19%**	**1 800 327**	**1,28%**	**1 706 790**	**6,83%**

The level of share capital has remained unchanged as at the end of the third quarter of 2008.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the quarter under discussion, other reserves did not change.

Exchange differences on consolidation include exchange differences on consolidation of the Company UAB Hekon.

The change in retained earnings in the third quarter 2008 was brought about predominantly by the booking of net loss for the current financial period of **PLN 21,145 thousand**. The remaining part of profit of **PLN 288 thousand** increased equity attributable to minority shareholders.

Dividends paid.

- **Orbis S.A.** – on June 19, 2008, the Annual General Meeting of Shareholders took a resolution to distribute PLN 125,317 thousand of profit for 2007. The amount of PLN 18,431 thousand was appropriated for dividend payment (40 grosz per share), the remainder was kept in the Company for investment purposes. Dividend was paid to shareholders in August 2008.

Dividends received:

- **Hekon - Hotele Ekonomiczne S.A.** – dividend of PLN 38,835 thousand payable to Orbis S.A. by virtue of resolution of the Annual General Meeting of Shareholders of June 26, 2008. Dividend was paid by the subsidiary company in the third quarter of 2008.
- **Orbis Kontrakty Sp. z o.o.** – by virtue of resolution no IV of the Annual Meeting of Shareholders dated March 18, 2008, the dividend of PLN 6,400 thousand payable to Orbis S.A. and the dividend of PLN 1,600 thousand payable to Hekon – Hotele Ekonomiczne S.A. credited the companies' accounts in full in the second quarter of 2008.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No non-recurring or one-off events took place in 9-month periods ended September 30, 2008 and September 30, 2007.

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

(all amounts are quoted in PLN thousand, unless otherwise stated)

10. RELATED PARTY TRANSACTIONS

SIGNIFICANT TRANSACTIONS IN THE GROUP

In the period of 9 months of 2008, the Orbis Group executed the following significant transactions with related parties:

- with Accor Polska Sp. z o.o. (a company related to Accor S.A.), revenues amounted to PLN 1,572 thousand, including PLN 1,504 thousand under the management contract, while expenses totaled PLN 12,871 thousand, including PLN 12,856 thousand as license fee. Over nine months of 2007, revenues amounted to PLN 1,319 thousand, including PLN 1,288 thousand under the management contract, while expenses totaled PLN 13,067 thousand, including PLN 13,019 thousand as license fee. As at September 30, 2008, receivables from the above transactions amounted to PLN 813 thousand, while as at September 30, 2007 they were equal to PLN 515 thousand. Payables under the above-mentioned transactions totaled PLN 4,675 thousand as at September 30, 2008, while as at September 30, 2007, the Company reported payables to Accor Polska Sp. z o.o. totaling PLN 5,045 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system amounted to PLN 999 thousand, while in 9 months of 2007 this figure totaled PLN 1,965 thousand. As at September 30, 2008, payables to Accor Centres de Contacts Clients stood at PLN 6 thousand, while as at September 30, 2007, at PLN 234 thousand.
- with Accor S.A., expenses related to the guarantee fee amounted in 9 months of 2008 to PLN 242 thousand, while in 9 months of 2007 these expenses totaled PLN 292 thousand.
- with Devimco (company related to Accor S.A.), costs were reported in the amount of PLN 92 thousand, and incurred capital expenditure of PLN 1,399 thousand. In 9 months of 2007, costs totaled PLN 81 thousand and capital expenditure PLN 15 thousand. As at September 30, 2008, payables under the above transactions amounted to PLN 19 thousand, and prepayments related to capital expenditure stood at PLN 650 thousand. Accordingly, as at September 30, 2007, prepayments for capital expenditure amounted to PLN 235 thousand, and there were no payables to Devimco.

In addition please be informed that in performance of agreements executed in 2006 by Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. with Bank Handlowy w Warszawie S.A. in order to implement the "cash pooling" structure (of which we informed in the current report no 29/2006), in the third quarter of 2008 the structure was in use for 1 day and the value of structure utilization was PLN 2,152 thousand.

INTRA-GROUP TRANSACTIONS, CONSOLIDATION ELIMINATIONS

The list of eliminations from group consolidation is presented in the table below:

as at Sept. 30, 2008	Orbis S.A.	Hekon S.A.	UAB Hekon	Orbis Kontrakty Sp. z o.o.	PBP Orbis Group	Orbis Transport Group	Total eliminations
Intra-Group transactions							
Receivables	50 202	145 274	0	180	419	469	196 544
Payables	145 581	6 433	0	46	3 521	40 963	196 544
Expenses	12 723	8 228	30	142	12 508	4 921	38 552
Revenues	23 464	10 641	0	148	1 082	3 217	38 552

(all amounts are quoted in PLN thousand, unless otherwise stated)

11. CHANGES IN ACCOUNTING POLICIES

No change in the accounting policies occurred in 2008 as compared to the financial statements published as at December 31, 2007.

12. EVENTS AFTER THE BALANCE SHEET DATE

- **Hekon – Hotele Ekonomiczne S.A.** – on October 1, 2008 the Etap Wrocław Południe hotel was opened. This is the sixth Etap hotel in Poland.

- **Orbis Transport Sp. z o.o.** – on October 3, 2008 by virtue of Resolution of the Extraordinary Meeting of Shareholders, the Management Board of ORBIS Transport sp. z o.o. was authorized to make an in-kind contribution of an organized part of the enterprise, i.e. the self-balancing branch under business name of „Orbis Transport Sp. z o.o. Oddział Międzynarodowych Przewozów Autokarowych w Warszawie", to the company Inter Bus Sp. z o.o. to finance shares in the increased share capital of Inter Bus Sp. z o.o. The transaction is to be carried out in the fourth quarter of 2008.

13. ISSUER'S SHAREHOLDERS

As at November 14, 2008, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand, and comprises of 46 077 008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at November 14, 2008, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder (description)	Number of shares held as at Nov. 14, 2008 (corresponds to a number of votes at the GM)	Percentage share in the share capital as at Nov. 14, 2008 (corresponds to a percentage share in the total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Aug.15, 2008 to Nov. 14, 2008 (since the submission of the preceding quarterly report)
- Accor S.A.:	23 043 108	50,01%	4,53%
of which a subsidiary of Accor S A - ACCOR POLSKA Sp. z o o.:	*2 303 849*	*4,99%*	-
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	10 326 519	22,41%	2,06%
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S A	*6 502 334*	*14,11%*	-
(of which, on accounts of the following funds. 1) Arka FIO	*2 319 222*	*5,03%*	
2) Arka Zrównoważony FIO)	*2 322 338*	*5,04%*	
- Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	-

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

According to the Company's knowledge, as at November 14, 2008, members of the Management Board held the following shares in Orbis S.A.:

1. Jean-Philippe Savoye - President of the Management Board
   holds 1,000 shares of Orbis S.A.
2. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board
   holds 3,000 shares of Orbis S.A.
3. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
4. Marcin Szewczykowski - Member of the Management Board
   does not hold any Orbis S.A. shares

According to the information in possession of the Company, as at November 14, 2008, members of the Supervisory Board of the 7th tenure held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Jacek Kseń
   does not hold any Orbis S.A. shares
3. Erez Boniel
   does not hold any Orbis S.A. shares
4. Michael Flaxman
   does not hold any Orbis S.A. shares
5. Christophe Guillemot
   does not hold any Orbis S.A. shares
6. Christian Karaoglanian
   does not hold any Orbis S.A. shares
7. Artur Gabor
   does not hold any Orbis S.A. shares
8. Elżbieta Czakiert
   holds 511 Orbis S.A. shares
9. Jarosław Szymański
   does not hold any Orbis S.A. shares
10. Andrzej Procajło
    does not hold any Orbis S.A. shares

(all amounts are quoted in PLN thousand, unless otherwise stated)

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1. 1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right of perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting the plot of land no. 3, in the part related to the former Mortgage Register "Real property in the City of Warsaw under no. 5021".	unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 concerning proceedings for declaration of invalidity of an administrative decision 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: P.P. Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.; 2) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski.	1) The Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring the invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A.. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be re-considered. No new developments in the case. 2) In a pleading dated February 27, 2008, Orbis S.A. presented its position on the case on hand and pointed to absence of any legal grounds for determination of invalidity of the above mentioned decision concerning granting the right of ownership to Orbis S.A. In a letter dated May 19, 2008, the Minister of Infrastructure notified that the time-limit for considering the case had been set for December 31, 2008.
2. 1) Proceedings for granting the right of temporary ownership (presently: the right of perpetual usufruct of land) of land of the real property located in Warsaw at 26 Nowogrodzka str., Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, in the part related to the Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006).	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others) Participant: Orbis S.A. 2) Applicant: Joanna Kubiaczyk-Grodzka (one of heirs of Tadeusz Sławiński)	1) On January 14, 2005, the Voivodship Administrative Court rendered the judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right of perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right of perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of decision no. 186/GK/DW/2008 dated March 13, 2008, President of the Capital City of Warsaw refused to grant the right of perpetual usufruct to legal successors of the former owner. On April 21, 2004, the Applicants' attorney filed an appeal against the said decision of the President of the Capital City of Warsaw. The Mazowieckie Voivodship Office in Warsaw, State Treasury and Property Department, notified Orbis S.A. on September 8, 2008 that evidence had been collected in the case concerned. 2) By virtue of the letter dated November 20, 2006, the Minister of Construction informed Orbis S.A. that Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, in the part related to the Mortgage Register no. 1599 G. By virtue of a decision dated January 22, 2007, the Minister of Construction refused to declare the invalidity of the above decision of the Head of the Warszawskie Voivodship dated September 23, 1991, rectified by decisions dated January 9, 1992, December 23, 1993 and November 27, 2006. This decision is no subject to an appeal. However, a party not satisfied with the decision may apply to the Minister of Construction to have the case reconsidered. No information concerning filing of such an application.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. Statement of claim for payment of a fee for the use of the real property located in Kraków, at 11 Pijarska str.	PLN 1,344,800	Applicants: 1) S., P., G., A. Marczak – March 2003 (statement of claim served on Orbis S.A. on October 13, 2003); 2) A. and M. Marczak – April 2004 (statement of claim served in June 2004); 3) Irena Kuc-November 2004 (statement of claim served on Orbis S.A. in March 2005); 4) Janusz Tabor and Irena Ciapała – November 2004 (statement of claim served on Orbis S.A. in April 2005)	Plaintiff: Stanisława, Paweł, Grzegorz, Adam, Andrzej, Magdalena Marczakowie and Irena Kuc, Ewa Ciapała, Janusz Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of statements of claims. In 2005, the Court combined the 4 statements of claim to be considered as one case. The District Court in Kraków, by virtue of the decision dated March 28, 2006, seconded the application of the attorney of Orbis S.A. and revoked the exemption from the payment of court fees that had been granted to the plaintiffs. The Court heard witnesses at a hearing held on August 2, 2006. On December 4, 2006, the District Court in Kraków issued a decision on admission of expert evidence on valuation of expenditure incurred by Orbis for renovation of the tenement house and determination of a fee for non-contractual use of the tenement house in the period from September 20, 1994 to November 30, 2003, as well as on appointment of an court expert by the Court. The court expert prepared an opinion (served on Orbis S.A. attorney on February 26, 2007). Orbis S.A. attorney filed charges against the opinion , whereby he applied for non-admission of the court expert's opinion and for appointment of a new court expert, competent in the area of construction and renovations of historic buildings. The Court seconded the application as to evidence, filed by Orbis S.A. attorney, By virtue of a decision dated March 6, 2008, the Court appointed a new court expert, Roman Mucha – an expert in the area of building structures, including historic buildings and cost estimates for construction and investment works. The new court expert, appointed by the Court, submitted a Court Opinion dated May 8, 2008, indicating that the present value of necessary expenditure incurred by the Defendant Orbis S.A. in Warsaw for renovation of the tenement house at 11 Pijarska str. in Kraków in the 1980s amounts to PLN 2,125,869.05 - 21% depreciation = PLN 1,679,436.50, and that the value of expenditure increasing the value of the real property at 11 Pijarska str. in Kraków amounted, at the time of release of the real property to the Plaintiffs, i.e. on November 30, 2003, to PLN 1,679,175.50 less 17% depreciation + PLN 1,393,715.00. Orbis S.A. has not filed any appeal against the Court Opinion because, in the opinion of Orbis S.A., it was prepared in a reliable manner, by a competent expert, based on source materials and is favorable for Orbis S.A.. Two plaintiffs are trying to challenge the above opinion in their pleadings and apply for appointment of a different expert.. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.
4. Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1,541 ,346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1,541,346 on the real property located at 11 Pijarska street was seconded by the Court. The Court served to Orbis .A. attorney a notification dated February 14, 2008 stating that "as a result of examination of remedy at law", the Court entered the above mandatory mortgage in the Land and Mortgage Register. On June 26, 2007, another trial was held, during which the Defendants' attorney submitted a copy of the court expert's opinion (inż. Enger) pertaining to the case referred to above. The Plaintiff's attorney stated that the submitted copy of the court expert's opinion was questioned in the case referred to above. On April 28, 2008, the Court heard the court expert, Wiesław Foger, who admitted, in response to Orbis S.A. objections, that he does not have knowledge concerning cost estimation of construction works. In consideration of the above and former objections to the opinion, Orbis S.A. will apply for determining that the court expert's opinion is unreliable and for adoption of the opinion of a new court expert, appointed in the case described above. No dew developments in the case. On behalf of Orbis S.A., this case is defended by attorney Janusz Nowiński.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. Proceedings for determination that the decision of the Head of Krakowskie Voivodship dated February 19, 1993 (no. GG.III.7224/27/92/Chw), concerning acquisition by operation of law, on December 5, 1990, by the State Enterprise "Orbis" with its corporate seat in Warsaw, whose legal successor is Orbis S.A. with its corporate seat in Warsaw, of the right of perpetual usufruct of the real property, owned by the State Treasury, composed of the plot of land no. 180/4 (area 1,7316 ha) and the plot of land no. 180/6 (area 0,0132 ha), entered presently in the Land and Mortgage Register KW 212704, of the right of ownership of the hotel building „Cracovia" located on the above plot of land no. 180/4- - to the extent concerning a part of the plot of land no 180/4 with an area of 0,5822 ha, composed of former cadastre plots no.: 1816/45 (area 0,3847 ha), 1816/52 (area 0,1573 ha), 1816/66 (area 0,0140 ha), 1816/64 (area 0,0250 ha) and 1816/60 (area 0,0012 ha), has been issued in violation of the law .	unknown	Notification of the Minister of Construction dated May 12 , 2007 (service on Orbis S.A. on May 21, 2007)	Applicant: Norbertanki Nunnery in Kraków; Relevant administration authority: Minister of Infrastructure	In a letter to the Minister of Construction dated October 10, 2007, Orbis S.A. stated, among others, that the application of the attorney of the Norbertanki Nunnery in Kraków concerns determination that the administrative decision was issued in violation of law, and not – as stated in the notification of the Minister of Construction dated August 9, 2007", "for determination of invalidity of the decision ...". By virtue of the decision dated October 12, 2007, the Minister of Construction determined invalidity of the decision of the Head of Małopolskie Voivodship of February 19, 1993. Pursuant to Article 127.3 of the Code of Administrative Proceedings, Orbis S.A. applied to the Minister of Construction for re-consideration of the case, arguing that the above decision was in breach of Articles 77.1, 107.3, 156.2 and 158.2 of the Code of Administrative Proceeding. On September 10, 2008, the Norbetanki Nunnery in Kraków applied for revocation of the decision of the Minister of Construction of October 12, 2007 and for discontinuation of proceedings according to the procedure provided for in Article 105.2 of the Code of Administrative Proceedings. On the same day, Orbis filed an application to the same effect with the Minister of Construction. The applications have not been considered to date.
6. Proceedings for adjustment of contents of the Land and Mortgage Register no. KR1P/00212704/9, to the extent related to a part of the plot of land no. 180/4, i.e. to the extent applicable to former cadastre plots no.: 1816/45, 1816/52, 1816/64, and 1816/66, so as to reflect the actual legal status, together with an application for security.	PLN 10,000 thous.	Statement of claim dated November 21, 2007 (served on Orbis S.A. on December 27, 2007)	Plaintiff: Norbertanki Nunnery in Kraków; Defendants: State Treasury represented by the President of the City of Kraków acting in the capacity of the Staroste of a town with the rights of a poviat, and Orbis S.A.	Statement of claim by the Norbertanki Nunnery in Kraków against the State Treasury, represented by the President of the City of Kraków acting in the capacity of the Staroste of a town with the rights of a poviat, and Orbis S.A. for adjustment of the Land and Mortgage Register no. KR1P/00212704/9, kept by the Regional Court for Kraków – Podgórze, composed of plots of land no. 180/4 and no. 180/6, so as to reflect the actual legal status (i.e. for entering the Norbertanki Nunnery in Kraków in lieu of the State Treasury in Section II of the Land and Mortgage Register and for deletion of the entry on the right of perpetual usufruct of land and the right of separate ownership of the building for the benefit of Orbis S.A., to the extent applicable to the real property section 14, comprising a part of the plot of land no. 180/4 with an area of 0.5810 ha, together with an application for security. In the statement of claim the value of litigation was determined at PLN 10,000,000.00. By virtue of the decision dated December 11, 2007, the District Court for Kraków – Krowodrze decided to secure the above claims for the benefit of the Norbertanki Nunnery in Kraków by way of entering a warning about pending proceedings. On February 25, 2008, Orbis S.A. applied for dismissal of action in its entirety and for suspension of proceedings on hand because of commenced proceedings, launched by Orbis S.A. application, for declaration of acquisitive prescription, referred to below. On September 10, 2008, the Norbetanki Nunnery in Kraków made a declaration concerning withdrawal of the statement of claim and waiving the claim. On October 2, 2008, a trial was held during which the Court heard positions of both parties concerning costs of the trial and announced that the decision will be rendered at a session in camera. By virtue of decision dated October 2, 2008, the Court discontinued the proceedings.

7. Application for determination that on January 1, 1975 the legal predecessor of Orbis S.A., the State Enterprise "Orbis" in Warsaw, acquired by prescription the right of ownership of the real property composed of a part of the plot of land no. 180/4 located in section 14 in Kraków, with an area of 0.5810 ha, corresponding to former cadastre plots no. 1816/45, 1816/52, 1816/64 and 1816/66.	PLN 10,000 thous.	Application dated February 22, 2008	Applicant: Orbis S.A.; Participants: State Treasury represented by the General Public Prosecutor's Office of the State Treasury, I Department of Legal representation, and the Norbertanki Nunnery in Kraków	By virtue of the application dated February 22, 2008, Orbis S.A. applied to the Regional Court for Kraków - Krowodrze in Kraków, I Civil Division, for making a geodesic division of the plot of land 180/4 in Kraków into two new plots of land, of which one will correspond to former cadastre plots no. 1816/45, 1816/52, 1816/64 and 1816/66, with a total area of 0.5810 ha, and the second one – to the remaining part of the plot of land no. 180/4, and for determination that the legal predecessor of Orbis S.A., the State Enterprise "Orbis" in Warsaw, on January 1, 1975 acquired by prescription the right of ownership of the real property composed of a part of the plot of land no. 180/4 located in section 14 in Kraków, with an area of 0.5810 ha, corresponding to former cadastre plots no. 1816/45, 1816/52, 1816/64 and 1816/66. In response to the application for declaration of acquisitive prescription dated May 13, 2008, the Norbertanki Nunnery requested dismissal of the application and suspension of proceedings until final resolution of proceedings for adjustment of contents of the Land and Mortgage Register to reflect the actual legal status (described above). On the other hand, the letter of the General Public Prosecutor's Office dated May 19, 2008 indicates that, in the case on hand, the State Treasury is represented by a staroste of a town with the rights of a poviat – President of the City of Kraków. The date of the trial set for November 3, 2008 has been adjourned, without a new date being set.

8. Proceedings for handing over of the real property located in Warsaw, in the district of Wilanów, at 27 St .Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 m^2	The Plaintiff determined the value of litigation at PLN 5,000,000, as the value of the real property or, alternatively, at PLN 377,433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, .2005.	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, „ORBIS" S.A., applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. „ORBIS". On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance, based on objections as to the merits, derived from the provisions of the Real Property Management Act, i.e. that the Defendant Orbis S.A. based its legal title to the real property at issue on the decision issued on the basis of the Act of 1985 on Land Management and Real Property Expropriation, establishing the right of management in favor of its legal predecessor, P.P. Orbis, which the Court of First Instant stated legitimately in justification to its judgment. On September 4, 2009, an appellate hearing was held before the Court of Appeals in Warsaw, during which the Court issued a decision suspending appellate proceedings until final resolution concerning the ownership title to the real property concerned, in administrative proceedings. Administrative proceedings, initiated by heirs of the former owner, Adam Branicki, for reinstatement of the real property is currently pending before the Head of Mazowieckie Voivodship, i.e. the authority of first instance. On September 1., 2008, Orbis S.A. attorney filed an application to the Court of appeals for preparation of justification and for service of a copy of the decision issued at the hearing. On behalf of Orbis S.A., the case is defended by legal counsel Zofia Marcinkowska.

(all amounts are quoted in PLN thousand, unless otherwise stated)

9. 6 proceedings for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation for termination of employment in violation of the law Majority of employees who continue to be engaged in the dispute with Orbis S.A. have reduced the value of their claims from PLN 67,200 to 3-times the sum of the last monthly salary. Presently, the employees base their claims on Article 45 § 1 of the Labor Code.	In two cases, employees seek compensation of PLN 67 thous., while others seek compensation equal to 3-times the monthly salary, i.e. PLN 14-15 thous.	From July 2005 and from the end of September 2005	Plaintiffs: employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A	Orbis S.A. applies for dismissal of all statements of claim. To date, several dozen hearings have been held before the Regional Court in Warsaw during which, owing to the identity of claims, the Court combined individual claims filed by employees into one case (as a rule, three statements of claim are merged into once case). Additionally, the Court is reducing the number of statements of claim depending on which statement filed by an employee - plaintiff (for determination of ineffectiveness of the notice of termination or for compensation) was the first to have been served on Orbis S.A.. The Court dismisses the second statement of claim. Presently, only 6 proceedings are pending. To date, a few judgments dismissing Plaintiffs' claims in their entirety have been rendered. In one case, an appeal was filed, which was subsequently dismissed. The Plaintiff's attorney filed a last-resort (cassation) appeal with the Supreme Court. All other cases are suspended. These cases are defended by the Law Office of attorney Waldemar Gujski.
10. 66 actions initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on differences between provisions of the Inter-Departmental Collective Labor Agreement and internal pay regulations in effect in the Branch acting a an independent employer. In some cases, the Court has issued orders for payment to employees under proceedings by writ of payment. However, as a result of appeals, these cases are heard within the framework ofordinary proceedings, similarly to other cases.	The total amount of claims is approx. PLN 776 thous.	First statements of claim were filed in July 2006	Plaintiffs: 66 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw applies for dismissal of all the action brought by employees. Some cases have been suspended. Other cases are pending. No new developments in the case. Proceedings to take evidence are pending, and to date 12 judgments that are unfavorable for Orbis and support the employees' claims have been rendered. Orbis S.A. filed an appeal against all unfavorable judgments. These cases are defended by the Law Office of attorney Waldemar Gujski.
11. 12 proceedings launched by employees of the liquidated Solec Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on provisions of the Departmental Collective Labor Agreement in force in the Solec Hotel before its liquidation.	Plaintiffs claim a total amount of approx. PLN 90,000.	First statements of claim were filed in July.	Plaintiffs: 12 former employees of the liquidated Solec Hotel Branch in Warsaw, Defendant: Orbis S.A in one case – the Solec Hotel Branch	Orbis S.A. applies for dismissal of all the actions brought by the employees. Cases are pending. However, a few employees have withdrawn their statements of claim and waived their claims. To date, two judgments (not final) in favor of employees have been rendered. The judgments, partially allowing action, have been appealed against and so has been one judgment that is favorable for the employees. The latter has been upheld partially valid by virtue of the judgment of the Court of appeal. The said judgment, adjudicating compensation for the employees in the amount of PLN 4346.00 is not subject to the last-resort appeal, hence it is valid and binding. These cases are defended by the Law Office of attorney Waldemar Gujski.

ORBIS Spółka Akcyjna

CONDENSED STAND-ALONE FINANCIAL STATEMENT

as at September 30, 2008 and for 9 months ended on September 30, 2008

BALANCE SHEET

as at September 30, 2008, June 30, 2008, December 31, 2007 and September 30, 2007

Assets	balance as at September 30, 2008	balance as at June 30, 2008	balance as at December 31, 2007	balance as at September 30, 2007
Non-current assets	**2 169 449**	**2 139 840**	**2 108 621**	**2 036 233**
Property, plant and equipment	1 509 184	1 478 164	1 528 023	1 453 897
Intangible assets	1 778	1 553	1 412	1 072
Investment in subsidiaries and associates	484 007	484 007	484 007	484 091
Investment property	173 928	175 564	94 627	96 621
Other long-term investments	552	552	552	552
Current assets	**194 385**	**193 458**	**151 468**	**164 323**
Inventories	4 565	4 947	4 907	4 559
Trade receivables	44 766	41 353	26 847	41 657
Income tax receivables	2 180	2 048	533	1 190
Other short-term receivables	94 570	135 931	82 518	70 628
Financial assets at fair value through profit or loss	0	0	6 986	6 993
Cash and cash equivalents	48 304	9 179	29 677	39 296
Non-current assets held for sale	0	0	0	10 561
Total assets	**2 363 834**	**2 333 298**	**2 260 089**	**2 211 117**

BALANCE SHEET, continued

as at September 30, 2008, June 30, 2008, December 31, 2007 and September 30, 2007

Equity and Liabilities	balance as at September 30, 2008	balance as at June 30, 2008	balance as at December 31, 2007	balance as at September 30, 2007
Total equity	**1 720 916**	**1 715 954**	**1 686 500**	**1 615 863**
Share capital	517 754	517 754	517 754	517 754
Other capital	133 333	133 333	133 333	133 333
Retained earnings	1 069 829	1 064 867	1 035 413	964 776
Non-current liabilities	**365 772**	**320 451**	**283 791**	**321 429**
Borrowings	281 467	231 423	186 333	225 472
Deferred income tax liability	51 141	55 896	63 817	61 251
Provision for pension and similar benefits	33 164	33 132	33 641	34 706
Current liabilities	**277 146**	**296 893**	**289 798**	**273 825**
Borrowings, of which:	189 060	185 345	183 951	187 406
- borrowings from related entities	143 326	143 369	143 071	142 851
Trade payables	20 653	34 301	54 916	27 511
Current income tax liabilities	6 840	4 976	7 999	5 750
Other current liabilities	53 521	65 400	35 866	46 980
Provision for pension and similar benefits	5 724	5 511	5 965	4 906
Provisions for liabilities	1 348	1 360	1 101	1 272
Total equity and liabilities	**2 363 834**	**2 333 298**	**2 260 089**	**2 211 117**

INCOME STATEMENT

for 9 months and for 3 months ended on September 30, 2008 with comparable figures for the year 2007

	3 months ended on September 30, 2008	9 months ended on September 30, 2008	3 months ended on September 30, 2007	9 months ended on September 30, 2007
Net sales of services	164 160	478 269	175 971	485 413
Net sales of products, merchandise and raw materials	694	1 782	1 048	2 080
Cost of services, products, merchandise and raw materials sold	(117 435)	(347 952)	(116 354)	(340 163)
Gross profit on sales	**47 419**	**132 099**	**60 665**	**147 330**
Other operating income	1 269	49 351	1 459	44 075
Distribution & marketing expenses	(9 488)	(27 852)	(9 856)	(29 010)
Overheads & administrative expenses	(23 457)	(73 423)	(23 458)	(77 534)
Other operating expenses	(2 045)	(5 691)	(1 558)	(6 207)
Operating profit	**13 698**	**74 484**	**27 252**	**78 654**
Financial income	0	0	107	137
Financial expenses	(7 205)	(19 290)	(5 129)	(14 928)
Profit before tax	**6 493**	**55 194**	**22 230**	**63 863**
Income tax expense	(1 531)	(2 347)	(7 838)	(9 183)
Net profit for the period	**4 962**	**52 847**	**14 392**	**54 680**
Profit per ordinary share (in PLN)				
Profit per share for the period	0,11	1,15	0,31	1,19

Total profit for the period relates to continued operations.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 9 months and for 3 months ended on September 30, 2008, for 12 months preceding
and for 9 months comparable for the year 2007

	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2007				
Balance as at January 1, 2007	**517 754**	**133 333**	**925 763**	**1 576 850**
- profit for the financial year	0	0	125 317	**125 317**
Total recognised income	**0**	**0**	**125 317**	**125 317**
dividends	0	0	(15 667)	**(15 667)**
Balance as at December 31, 2007	**517 754**	**133 333**	**1 035 413**	**1 686 500**
of which: nine months ended on September 30, 2007				
Balance as at January 1, 2007	**517 754**	**133 333**	**925 763**	**1 576 850**
- profit for the period	0	0	54 680	**54 680**
Total recognised income	**0**	**0**	**54 680**	**54 680**
dividends	0	0	(15 667)	**(15 667)**
Balance as at September 30, 2007	**517 754**	**133 333**	**964 776**	**1 615 863**
Nine months ended on September 30, 2008				
Balance as at January 1, 2008	**517 754**	**133 333**	**1 035 413**	**1 686 500**
- profit for the period	0	0	52 847	**52 847**
Total recognised income	**0**	**0**	**52 847**	**52 847**
dividends	0	0	(18 431)	**(18 431)**
Balance as at September 30, 2008	**517 754**	**133 333**	**1 069 829**	**1 720 916**
of which: three months ended on September 30, 2008				
Balance as at July 1, 2008	**517 754**	**133 333**	**1 064 867**	**1 715 954**
- profit for the period	0	0	4 962	**4 962**
Total recognised income	**0**	**0**	**4 962**	**4 962**
dividends	0	0	0	**0**
Balance as at September 30, 2008	**517 754**	**133 333**	**1 069 829**	**1 720 916**

CASH FLOW STATEMENT

for 9 months and for 3 months ended on September 30, 2008 with comparable figures for the year 2007

	3 months ended on September 30, 2008	9 months ended on September 30, 2008	3 months ended on September 30, 2007	9 months ended on September 30, 2007
OPERATING ACTIVITIES				
Profit before tax	**6 493**	**55 194**	**22 230**	**63 863**
Adjustments:	**33 639**	**33 472**	**30 860**	**44 615**
Depreciation and amortization	33 415	96 366	30 629	91 827
Interest and dividends	6 401	(28 432)	4 537	(24 780)
Profit (loss) on investing activity	670	370	(22)	601
Change in receivables	(8 843)	(39 860)	3 213	(23 245)
Change in current liabilities, excluding borrowings	2 055	5 635	(7 730)	3 221
Change in provisions	232	(472)	312	(1 242)
Change in inventories	382	342	170	378
Other adjustments	(673)	(477)	(249)	(2 145)
Cash flow from operating activities	**40 132**	**88 666**	**53 090**	**108 478**
Income tax paid	(4 555)	(17 829)	(7 250)	(13 611)
Net cash flow from operating activities	**35 577**	**70 837**	**45 840**	**94 867**
INVESTING ACTIVITIES				
Proceeds from sale of property, plant and equipment and intangible assets	13	408	954	1 391
Proceeds from sale of short-term securities	0	7 000	22 380	25 450
Dividends received	38 835	45 235	32 984	38 065
Interest received	678	2 027	360	1 079
Other income from financial assets	0	10 000	5	2 414
Purchase of property, plant and equipment and intangible assets	(64 098)	(169 401)	(30 977)	(107 550)
Purchase of related entities	0	0	0	(167)
Purchase of short-term securities	0	0	(29 327)	(32 391)
Loans granted to related parties	0	(10 000)	(10 000)	(10 000)
Net cash used in investing activities	**(24 572)**	**(114 731)**	**(13 621)**	**(81 709)**
FINANCING ACTIVITIES				
Proceed from borrowings	50 000	95 000	0	0
Repayment of borrowings	0	0	0	(201)
Interest payment	(3 390)	(13 845)	(1 627)	(11 055)
Dividends paid to Shareholders	(18 431)	(18 431)	(15 667)	(15 667)
Other financial cash flow	(59)	(203)	(1)	(189)
Net cash used in financing activities	**28 120**	**62 521**	**(17 295)**	**(27 112)**
Change in cash and cash equivalents	**39 125**	**18 627**	**14 924**	**(13 954)**
Cash and cash equivalents at the beginning of period	**9 179**	**29 677**	**24 372**	**53 250**
Cash and cash equivalents at the end of period	**48 304**	**48 304**	**39 296**	**39 296**
of which those with restricted availability	97	97	0	0

(all amounts are quoted in PLN thousand, unless otherwise stated)

NOTES
TO THE CONDENSED STAND-ALONE INTERIM FINANCIAL STATEMENTS
OF ORBIS S.A.
AS AT SEPTEMBER 30, 2008 AND FOR 9 MONTHS ENDED ON SEPTEMBER 30, 2008

TABLE OF CONTENTS

1. BACKGROUND

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY
   - 2.1 Major events of the current quarter
   - 2.2 Factors significant for the development of the Company
     - 2.2.1 External factors
     - 2.2.2 Internal factors
     - 2.2.3 Prospects for the forthcoming quarter

3. INCOME STATEMENT OF THE COMPANY
   - 3.1 Income statement of the Company
   - 3.2 Seasonality or cyclicality of operations

4. BALANCE SHEET OF THE COMPANY
   - 4.1 Non-current assets
   - 4.2 Current assets
   - 4.3 Non-current liabilities
   - 4.4 Current liabilities
   - 4.5 Borrowings
   - 4.6 Changes in estimates of amounts
   - 4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees

5. CASH FLOWS IN THE COMPANY
   - 5.1 Operating activities
   - 5.2 Investing activities
   - 5.3 Financing activities

6. STATEMENT OF CHANGES IN EQUITY AND DIVIDENDS

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

9. RELATED PARTY TRANSACTIONS

10. CHANGES IN ACCOUNTING POLICIES

11. EVENTS AFTER THE BALANCE SHEET DATE

12. SHAREHOLDERS

13. CHANGES IN THE HOLDING OF THE ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs close to 3.2 thousand persons (average full-time employment) and operates a network of 42 hotels (8,384 rooms) in 27 major cities, towns and resorts in Poland and manages two other hotels. The Company's hotels operate under Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels brands. In addition, the Company owns 5 hotels of the Etap brand and the Grand Mercure hotel in Warsaw, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

The attached condensed interim financial statements have been **prepared as at September 30, 2008 and for 9 months ended September 30, 2008** on the assumption that the company Orbis S.A. will continue as a going concern in the foreseeable future.

These condensed interim financial statements comply with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including International Accounting Standard 34 "Interim Financial Reporting".

The principal accounting polices applied in the preparation of the financial statements are set out in point 2.1 of the notes to the condensed financial statements of Orbis S.A. for the semi-annual period of 2008. These policies have been consistently applied to all the years presented in the financial statements.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

The attached stand-alone interim financial statements of Orbis S.A. should be read in conjunction with the consolidated interim financial statements of the Orbis Group **as at September 30, 2008 and for 9 months ended on September 30, 2008** (hereinafter referred to as the "consolidated financial statements of the Orbis Group").

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter that are of greatest significance for the Company is presented in point 2.1 of the consolidated financial statements of the Orbis Group.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the consolidated financial statements of the Orbis Group.

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the consolidated financial statements of the Orbis Group.

2.2.3 Prospects for the forthcoming quarter

Information on the Company's prospects has been presented in point 2.2.3 of the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

	3 months ended Sept. 30, 2008	3 months ended Sept. 30, 2007	% change 2008/2007	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007	% change 2008/2007
Net sales of products, merchandise and raw materials	164 854	177 019	-6,87%	480 051	487 493	-1,53%
*% share in total revenues **	99,24%	99,12%		90,68%	91,68%	
Cost of goods sold	(117 435)	(116 354)	0,93%	(347 952)	(340 163)	2,29%
Selling and marketing costs	(9 488)	(9 856)	-3,73%	(27 852)	(29 010)	-3,99%
Administrative expenses	(23 457)	(23 458)	0,00%	(73 423)	(77 534)	-5,30%
of which:						
- depreciation and amortization	(33 415)	(30 629)	9,10%	(96 366)	(91 827)	4,94%
- staff costs	(45 416)	(49 533)	-8,31%	(142 230)	(150 660)	-5,60%
- outsourced services	(34 154)	(31 987)	6,77%	(98 225)	(91 803)	7,00%
*% share in total costs ***	94,21%	95,72%		94,73%	95,48%	
Other operating income	1 269	1 459	-13,02%	49 351	44 075	11,97%
Other operating expenses	(2 045)	(1 558)	31,26%	(5 691)	(6 207)	-8,31%
Operating profit - EBIT	**13 698**	**27 252**	**-49,74%**	**74 484**	**78 654**	**-5,30%**
Finance income	0	107		0	137	
Finance costs	(7 205)	(5 129)	40,48%	(19 290)	(14 928)	29,22%
Profit before tax	**6 493**	**22 230**	**-70,79%**	**55 194**	**63 863**	**-13,57%**
Income tax	(1 531)	(7 838)	-80,47%	(2 347)	(9 183)	-74,44%
Net profit	**4 962**	**14 392**	**-65,52%**	**52 847**	**54 680**	**-3,35%**
EBIT margin (EBIT/Revenues)	8,31%	15,39%	-7,08pp	15,52%	16,13%	-0,61pp
EBITDA	**47 113**	**57 881**	**-18,60%**	**170 850**	**170 481**	**0,22%**
EBITDA margin (EBITDA/Revenues)	28,58%	32,70%	-4,12pp	35,59%	34,97%	0,62pp

* *Total revenues mean the total value of sales, other operating and finance income.*

** *Total costs mean the total value of costs of goods sold, selling and marketing costs, administrative expenses, other operating expenses and finance costs.*

Major changes of individual items of the income statement and comments on the results generated by Orbis S.A. in the third quarter of 2008 are presented in point 4.1 of the notes to the consolidated financial statements of the Orbis Group.

3.2 Seasonality or cyclicality of operations

Detailed presentation of the seasonal nature of hotel operations is contained in point 4.5 of the notes to the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. BALANCE SHEET OF THE COMPANY

	As at Sept.30, 2008	As at June 30, 2008	% change in 3 months ended on Sept. 30, 2008	As at Dec.31, 2007	% change in 9 months ended on Sept. 30, 2008	As at Sept.30, 2007	% change in 12 months ended on Sept. 30, 2008
Non-current assets	2 169 449	2 139 840	1,38%	2 108 621	2,88%	2 036 233	6,54%
% share in the balance sheet total	*91,79%*	*91,71%*		*93,30%*		*92,09%*	
Current assets	194 385	193 458	0,48%	151 468	28,33%	164 323	18,29%
% share in the balance sheet total	*8,22%*	*8,29%*		*6,70%*		*7,43%*	
Non-current assets held for sale	0	0		0		10 561	-100,00%
% share in the balance sheet total	*0,00%*	*0,00%*		*0,00%*		*0,48%*	
TOTAL ASSETS	**2 363 834**	**2 333 298**	**1,31%**	**2 260 089**	**4,59%**	**2 211 117**	**6,91%**
Equity	1 720 916	1 715 954	0,29%	1 686 500	2,04%	1 615 863	6,50%
% share in the balance sheet total	*72,80%*	*73,54%*		*74,62%*		*73,08%*	
Non-current liabilities	365 772	320 451	14,14%	283 791	28,89%	321 429	13,80%
of which: borrowings	281 467	231 423	21,62%	186 333	51,06%	225 472	24,83%
% share in the balance sheet total	*15,47%*	*13,73%*		*12,56%*		*14,54%*	
Current liabilities	277 146	296 893	-6,65%	289 798	-4,37%	273 825	1,21%
of which: borrowings	189 060	185 345	2,00%	183 951	2,78%	187 406	0,88%
% share in the balance sheet total	*11,72%*	*12,72%*		*12,82%*		*12,38%*	
TOTAL LIABILITIES	**2 363 834**	**2 333 298**	**1,31%**	**2 260 089**	**4,59%**	**2 211 117**	**6,91%**
Debt/total equity ratio	27,34%	24,29%	3,05pp	21,96%	5,38pp	25,55%	1,79pp
Debt ratio (total liabilities/total assets ratio)	27,20%	26,46%	0,74pp	25,38%	1,82pp	26,92%	0,29pp

4.1 Non-current assets

Owing to the nature of the business, the basic item of the Company's non-current assets is property, plant and equipment. Property, plant and equipment includes hotel buildings, as well as land and rights to perpetual usufruct of land. The value of this item remained at more or less the same level during the third quarter of 2008, as well as during the last 12 months. The drop in this item in 2008 as compared to its balance as at December 31, 2007 was a result of sale of property, plant and equipment, reclassification of completed investments to another balance sheet item and systematic calculation of depreciation. However, the impact of such events is set off by incurred investment expenditure on new hotels and upgrading of the existing hotel properties.

In the second quarter of 2008 the value of investment property rose considerably. This resulted from the start of operations by the recently upgraded Mercure Grand Warsaw and the newly opened Etap hotels in Cracow and Katowice operated by the Company's subsidiary, Hekon – Hotele Ekonomiczne S.A. The value of the aforementioned properties in the books of Orbis S.A. was transferred from the property, plant and equipment item to the investment property item.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.2 Current assets

The major item of current assets in the third quarter of 2008 comprises other current receivables. The item includes short-term loans granted to subsidiaries as well as short-term prepayments, advances on property, plant and equipment and intangible assets, as well as public-law benefits receivable. As compared to the balance as at the end of the second quarter of 2008, this item wend down considerably due to the payment of the dividend for 2007 by the subsidiary Hekon – Hotele Ekonomiczne S.A., while the increase in this item during the 12 months is caused by a regular growth in public-law receivables resulting from the generation of VAT receivable in respect of high capital expenditure. The second largest item of current assets comprises cash and cash equivalents. The value of this item rose five times in the third quarter of 2008 as compared to the end of the second quarter of 2008 in connection with disbursement of the subsequent tranche of a long-term loan and payment of due dividend by a subsidiary company. Trade receivables is another significant item of current assets. Its level is affected by turnover from hotel business. Throughout the last 12 months (save for its balance as at December 31, 2007), the level of trade receivables was more or less the same.

4.3 Non-current liabilities

Non-current liabilities of the Company comprise three main items, of which borrowings represent the most substantial one. The increase of this item by PLN 50 million as compared to June 30, 2008 was caused by drawing a successive tranche of a fixed-term investment loan. The remaining items, i.e. provision for deferred income tax and provision for retirement benefits and equivalent obligations did not change substantially during 9 months of 2008 nor during the last 12 months.

4.4 Current liabilities

The current liabilities item is dominated by the fixed-term loan and loans incurred from companies belonging to the Orbis Group. Their value remains at more or less the same level in all the presented periods, reporting but slight growths due to the booking of interest. The second largest item is other current liabilities, whose decrease in the third quarter of 2008 resulted mainly from the payment of the dividend for shareholders of Orbis S.A. Traditionally, this item reports the lowest value at each year-end because of payment of amounts due to shareholders and booking of prepayments under the expenses item. Also, trade payables represent a significant item; their value is impacted by the seasonality in the Company's hotel business. As at the end of the third quarter of 2008, this item reported its lowest value during the 12-month period.

4.5 Borrowings

Creditor	Amount of borrowings outstanding as at the balance sheet date September 30, 2008.		Current borrowings	Non-current borrowings	
	PLN	EUR		maturity from 1 to 3 years	maturity of over 3 years
Fixed term loans agreement with Bank Handlowy w Warszawie S.A. and Société Genérale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	327 201	0	45 734	140 644	140 823
Loans - Hekon-Hotele Ekonomiczne S A.	143 326	0	143 326	0	0
TOTAL:	**470 527**	**0**	**189 060**	**140 644**	**140 823**

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Changes in estimates of amounts

Items in which major changes occurred	As at Sept. 30, 2008 (change in 3 months of 2008)	As at June 30, 2008 (chance in 6 months of 2008)	% change in 3 months ended on Sept. 30, 2008	As at Dec. 31, 2007 (change in 3 months of 2007)	% change in 9 months ended on Sept. 30, 2008	As at Sept. 30, 2007 (change in 3 months of 2007)	% change in 12 months ended on Sept. 30, 2008
DEFERRED TAX PROVISION AND ASSETS*							
Provision for deferred tax	**51 141**	**55 896**	**-8,51%**	**63 817**	**-19,86%**	**61 251**	**-16,51%**
PROVISIONS FOR LIABILITIES							
1. Provision for jubilee awards and retirement benefits	**38 888**	**38 643**	**0,63%**	**39 606**	**-1,81%**	**39 612**	**-1,83%**
opening balance	38 643	39 606		39 612		39 174	
- created	1 528	1 891		1 082		459	
- used	(1 283)	(2 854)		(1 088)		(21)	
- released		0		0		0	
closing balance	38 888	38 643		39 606		39 612	
2. Provision for restructuring costs	**0**	**0**		**306**	**-100,00%**	**477**	**-100,00%**
opening balance	0	306		477		603	
- created	0	0		306		0	
- used	0	(306)		(160)		(126)	
- released	0	0		(317)		0	
closing balance	0	0		306		477	
IMPAIRMENT OF ASSETS							
1. Impairment of financial non-current assets	**3 985**	**3 985**	**0,00%**	**3 985**	**0,00%**	**6 059**	**-34,23%**
opening balance	3 985	3 985		6 059		6 059	
- created	0	0		0		0	
- used	0	0		(2 074)		0	
- reversed	0	0		0		0	
closing balance	3 985	3 985		3 985		6 059	
2. Impairment of property, plant and equipment	**389 549**	**389 598**	**-0,01%**	**423 888**	**-8,10%**	**466 992**	**-16,58%**
opening balance	389 598	423 888		466 992		467 307	
- created	0	29		29 338		0	
- transferred	0	(33 410)		0		0	
- used	(49)	(864)		(17 012)		0	
- reversed	0	(45)		(55 430)		(315)	
closing balance	389 549	389 598		423 888		466 992	

* The deferred tax provision and assets are recognized according to their final netted balance.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees

As at September 30, 2008, contingent assets and liabilities were as follows:

Contingent liabilities

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended Sept. 30, 2008	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantees issued by the bank under framework agreement No. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 6, 2008	2 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement No. 270-1/10/RB/2005 dated Dec. 9, 2005, annex No. 1 of Dec. 4, 2006	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 7, 2010	2 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under investment loan facility granted by the bank under agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Surety for liabilities of the company Orbis Transport Sp. z o.o. which may arise under the loan facility granted by the bank under short-term loan agreement No. 2008/007 dated March 17, 2008	Societe Generale SA Branch in Poland	Orbis Transport Sp. z o.o.- subsidiary company	Feb. 16, 2009	30 000	0	In accordance with Orbis SA declaration on submission to the enforcement procedure of up to PLN 30,000 thousand, the Bank will be able to issue a bank writ of execution until Feb. 15, 2009
			TOTAL:	35 000	0	
		Including surety for loans or guarantees issued within the group:		30 000	0	
				30 000	0	

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. CASH FLOWS IN THE COMPANY

	3 months ended on Sept. 30, 2008	3 months ended on Sept. 30, 2007	% change 2008/2007	9 months ended on Sept. 30, 2008	9 months ended on Sept. 30, 2007	% change 2008/2007
Cash flows from operating activities	35 577	45 840	-22,39%	70 837	94 867	-25,33%
Cash flows from investing activities	(24 572)	(13 621)	80,40%	(114 731)	(81 709)	40,41%
Cash flows from financing activities	28 120	(17 295)	-262,59%	62 521	(27 112)	-330,60%
Total net cash flows	**39 125**	**14 924**	**-162,16%**	**18 627**	**(13 954)**	**233,49%**
Cash and cash equivalents at the end of the period	48 304	39 296	22,92%	48 304	39 296	22,92%

In the third quarter of the current year, the Company reported positive cash flows. In order to finance investing activities, it used cash generated from operating and financing activities. Cumulative net cash flows for three quarters of 2008 were also positive.

5.1 Operating activities

In the third quarter of 2008 the Company reported positive cash flows from operating activities. The most important negative adjustment, both for 9 months of 2008 cumulative and for the third quarter of 2008, was the change in receivables item, while the most substantial positive adjustment was depreciation/amortization. This item, coupled with the profit generated in the third quarter of the year, resulted in positive cash flows from operating activities.

5.2 Investing activities

Traditionally, the Company reported negative cash flows from investing activities in the third quarter of 2008. This is a consequence of Orbis S.A.'s engagement in new hotel investments and upgrading. The main source of positive cash flows from investing activities was the dividend received from the subsidiary companies, Hekon – Hotele Ekonomiczne S.A. and Orbis Kontrakty Sp. z o.o.

5.3 Financing activities

The basic driver of figures in respect of the financing activities in the third quarter of the current year, which resulted in positive cash flows, was drawing upon a successive tranche of an investment loan amounting to PLN 50 million. An important negative adjustment was payment of the dividend for 2007 of PLN 18 million to shareholders.

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. STATEMENT OF CHANGES IN EQUITY AND DIVIDENDS

	As at Sept. 30, 2008	As at June 30, 2008	% change in 3 months ended on Sept. 30, 2008	As at Dec. 31, 2007	% change in 9 months ended on Sept. 30, 2008	As at Sept. 30, 2007	% change in 12 months ended on Sept. 30, 2008
Share capital	517 754	517 754	0,00%	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%	133 333	0,00%
Retained earnings	1 069 829	1 064 867	0,47%	1 035 413	3,32%	964 776	10,89%
Equity	**1 720 916**	**1 715 954**	**0,29%**	**1 686 500**	**2,04%**	**1 615 863**	**6,50%**

During the third quarter of 2008, the level of share capital remained invariably at the level reported in the preceding periods.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change.

Increase in retained earnings in the third quarter of 2008 by **PLN 4,962 thousand** was the result of booking of net profit for this period.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No non-recurring or one-off events that could have an impact upon the financial results of the Company were reported during the third quarter of 2008 nor during the third quarter of 2007.

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

(all amounts are quoted in PLN thousand, unless otherwise stated)

9. RELATED PARTY TRANSACTIONS

In the period of 9 months of 2008 Orbis S.A. executed the following significant transactions with related parties:

- with Accor Polska Sp. z o.o. (a company related to Accor S.A.), revenues amounted to PLN 1,572 thousand, including PLN 1,504 thousand under the management contract, while expenses totaled PLN 9,740 thousand, including PLN 9,729 thousand as license fee. Over nine months of 2007, revenues amounted to PLN 1,319 thousand, including PLN 1,288 thousand under the management contract, while expenses totaled PLN 9,537 thousand, including PLN 9,521 thousand as license fee. As at September 30, 2008, receivables from the above transactions amounted to PLN 812 thousand, while as at September 30, 2007 they were equal to PLN 515 thousand. Payables under the above-mentioned transactions totaled PLN 4,008 thousand as at September 30, 2008, while as at September 30, 2007, the Company reported payables to Accor Polska Sp. z o.o. totaling PLN 4,221 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system amounted to PLN 999 thousand, while in 9 months of 2007 this figure totaled PLN 1,374 thousand. As at September 30, 2008, payables stood at PLN 6 thousand, while as at September 30, 2007, the Company reported payables to Accor Centres de Contacts Clients of PLN 10 thousand.
- with Hekon - Hotele Ekonomiczne S.A., operator of Etap hotels located in buildings that belong to Orbis S.A., in 9 months of 2008 revenues from lease of Etap hotels equaled PLN 3,456 thousand, while in 9 months of 2007, PLN 2,321 thousand.
- with Hekon - Hotele Ekonomiczne S.A., which from May 2008 has operated the Mercure Grand Warsaw hotel located in a building that belongs to Orbis S.A., in 9 months of 2008 revenues from lease of the Mercure Grand hotel totaled PLN 889 thousand.
- with PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o., revenues from the sale of trademark in 9 months of 2008 amounted to PLN 1,639 thousand, while in 9 months of 2007 these revenues reached PLN 1,960 thousand
- with Hekon - Hotele Ekonomiczne S.A., revenues under the mutual service contract in 9 months of 2008 amounted to PLN 2,606 thousand, and costs to PLN 2,761 thousand. In the corresponding period of 2007, revenues under these transactions amounted to PLN 2,395 thousand, and costs to PLN 1,927 thousand.
- with Hekon - Hotele Ekonomiczne S.A., costs of interest on borrowings in 9 months of 2008 equaled PLN 6,455 thousand, and in the corresponding period of 2007 the cost of interest on borrowings reached PLN 4,677 thousand.
- with PBP Orbis Sp. z o.o., costs of interest on a loan granted and repaid in the first half of 2008 equaled PLN 183 thousand.
- with Orbis Transport Sp. z o.o., cost on interest on borrowings amounted to PLN 1,935 thousand in 9 months of 2008, and to PLN 1,139 thousand in the corresponding period of 2007.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

10. CHANGES IN ACCOUNTING POLICIES

No changes occurred during the reporting period in the accounting policies as compared to the financial statements published earlier.

11. EVENTS AFTER THE BALANCE SHEET DATE

Events after the balance sheet date are described in point 12 of the consolidated interim financial statements of the Orbis Group as at September 30, 2008 and for 9 months ended on September 30, 2008.

(all amounts are quoted in PLN thousand, unless otherwise stated)

12. SHAREHOLDERS

As at November 14, 2008, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at November 14, 2008, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies, include:

Shareholder (description)	Number of shares held as at Nov. 14, 2008 (corresponds to a number of votes at the GM)	Percentage share in the share capital as at Nov. 14, 2008 (corresponds to a percentage share in the total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Aug.15, 2008 to Nov. 14, 2008 (since the submission of the preceding quarterly report)
- Accor S.A.:	23 043 108	50,01%	4,53%
of which a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	-
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	10 326 519	22,41%	2,06%
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*6 502 334*	*14,11%*	-
(of which, on accounts of the following funds: 1) Arka FIO	*2 319 222*	*5,03%*	
2) Arka Zrównoważony FIO)	*2 322 338*	*5,04%*	
- Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	-

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising persons since the date of submission of the last quarterly report.

As at November 14, 2008, members of the Management Board hold the following shares in Orbis S.A.:

1. Jean-Philippe Savoye - President of the Management Board
   holds 1 000 Orbis S.A. shares
2. Ireneusz Andrzej Węglowski - Vice-President of the Management Board
   holds 3 000 Orbis S.A. shares
3. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
4. Marcin Szewczykowski – Member of the Management Board
   does not hold any Orbis S.A. shares

According to the information in possession of the Company, as at November 14, 2008, members of the Supervisory Board held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Jacek Kseń
   does not hold any Orbis S.A. shares
3. Erez Boniel
   does not hold any Orbis S.A. shares
4. Michael Flaxman
   does not hold any Orbis S.A. shares
5. Christophe Guillemot
   does not hold any Orbis S.A. shares
6. Christian Karaoglanian
   does not hold any Orbis S.A. shares
7. Artur Gabor
   does not hold any Orbis S.A. shares
8. Elżbieta Czakiert
   holds 511 Orbis S.A. shares
9. Jarosław Szymański
   does not hold any Orbis S.A. shares
10. Andrzej Procajło
    does not hold any Orbis S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 15 of the notes to the consolidated interim financial statements of the Orbis Group.

END